Form 10-K, Exhibit 13
period 1996-03-31
RFS HOTEL INVESTORS INC
filed 1997-03-31
CIK 906408

                                                                EXHIBIT 13


The Company commenced operations in August 1993 upon completion of its initial public offering and the simultaneous acquisition of seven hotels with 1,118 rooms. The following chart summarizes information regarding the 53 hotels (the "Hotels") owned at December 31, 1996 through the Company's operating partnership, RFS Partnership, L.P., and its subsidiaries (collectively, the "Partnership").

Full Service Hotels:
      Holiday Inn . . . . . . . . . . . . . . . . . . .  6  . . . . . .   1,206
      Doubletree  . . . . . . . . . . . . . . . . . . .  1  . . . . . . .   220
      Courtyard by Marriott . . . . . . . . . . . . . .  1  . . . . . . .   102
      Independent . . . . . . . . . . . . . . . . . . .  1  . . . . . . .   115
          Sub-total . . . . . . . . . . . . . . . . . .  9  . . . . . .   1,643

Extended Stay Hotels:
      Residence Inn by Marriott . . . . . . . . . . .   12  . . . . . .   1,575
      Hawthorn Suites . . . . . . . . . . . . . . . . .  1  . . . . . . .   220
      Homewood Suites . . . . . . . . . . . . . . . . .  1  . . . . . . . .  98
          Sub-total . . . . . . . . . . . . . . . . . . 14  . . . . . .   1,893

Limited Service Hotels:
      Hampton Inn . . . . . . . . . . . . . . . . . . . 17  . . . . . .   2,203
      Holiday Inn Express . . . . . . . . . . . . . . .  7  . . . . . . .   861
      Comfort Inn   . . . . . . . . . . . . . . . . . .  6  . . . . . . .   787
           Sub-total  . . . . . . . . . . . . . . . . . 30  . . . . . .   3,851
          Total . . . . . . . . . . . . . . . . . . . . 53  . . . . . .   7,387

The Hotels are located in 23 states. Management believes it is prudent to diversify geographically and among franchise brands.

To maintain the Company's federal income tax status as a REIT, neither the Company nor the Partnership can operate hotels. The Partnership leases the Hotels to wholly-owned subsidiaries of Doubletree Corporation, (collectively, the "Lessees") pursuant to leases (the "Percentage Leases") which provide for annual rent equal to the greater of (i) fixed base rent, or (ii) rent payments based on percentages of the Hotels' revenues. Base rent is payable monthly. Percentage rent is payable quarterly. The Lessees operate 49 Hotels. Three Hotels are operated by Alpha Inn Management Company and one by TMH, Inc. pursuant to management agreements between the RFS, Inc. and Alpha Inn Management Company and TMH, Inc. RFS, Inc. has a right of first refusal, subject to certain exceptions, to lease hotels acquired by the Partnership, through February 27, 2006.

Comparison of the Year Ended December 31, 1996 to 1995

Increases in lease revenue for the year ended December 31, 1996 over 1995 are due to (i) an increased number of hotels being owned by the Partnership and leased to the Lessees during 1996, and (ii) increases in revenue per available room ("REVPAR") at the hotels owned throughout both periods.

At December 31, 1994, the Partnership owned 41 hotels. The Partnership acquired or opened seven hotels during 1995 in the following months (the number of hotels is indicated in parenthesis following the date): January (1), March
(1), April (1), August (1), October (3). Additionally, the Partnership acquired or opened hotels during 1996 as follows: January (1), May (1), July
(1), November (2) and, December (1). One hotel was sold in March of 1996.

The following table shows statistical data regarding the Hotels on an actual basis and a pro forma basis. The pro forma basis includes 47 of the 53 Hotels owned at December 31, 1996; the 6 hotels not included were opened or expanded since January 1, 1995.

Occupancy         76.2%     76.3%   (0.1)     76.9%    76.9%    --
ADR             $69.13    $62.52    10.6    $69.88   $64.81    7.8
REVPAR          $52.68    $47.73    10.4    $53.72   $49.86    7.7

Interest income results, in large part, from the temporary investment of the Company's cash. As cash was used principally to acquire hotels, interest income decreased in 1996 over 1995.

Increases in real estate taxes and property taxes and casualty insurance and depreciation in 1996 over 1995 are due to the increased number of hotels owned by the Partnership during 1996 over 1995 and higher tax assessments.

Increases in amortization of franchise fees and unearned compensation are primarily due to increased amortization of unearned compensation as a result of a grant of restricted stock to the newly appointed president of the Company in the second quarter of 1996.

Increases in compensation expense in 1996 over the same period in 1995 are primarily due to an increased number of employees in 1996 over 1995.

Increased general and administrative expenses in 1996 over 1995 is due to increased professional fees and travel expenses, as well as the reversal of accruals during 1995 which management believed were needed at December 31, 1994. The increased costs in 1996 were primarily related to potential acquisitions, New York Stock Exchange Listing fees and the write-off of costs incurred to form a new REIT, Lodging Trust USA.

The write-down of a hotel property of $.7 million in 1996 is a result of a contract to sell a hotel. The write-down adjusts the carrying value of the hotel to the estimated net proceeds expected from the sale.

Interest expense increased in 1996 over 1995 as a result of increased borrowings under the Credit Line to fund the purchase of hotels, interest associated with the issuance of bonds payable and the assumption of a promissory note payable in connection with the purchase of a hotel during the fourth quarter of 1995.

Comparison of the Year Ended December 31, 1995 to 1994.

Increases in lease revenue for the year ended December 31, 1995 over 1994 are due to (i) an increased number of hotels being owned by the Partnership throughout 1995 and, (ii) increases in REVPAR at the hotels owned throughout both periods.

At December 31, 1994, the Partnership owned 41 hotels. The Partnership acquired seven hotels during 1995 on the following dates: January 4, 1995, March 15, 1995, April 20, 1995, August 8, 1995, October 2, 1995, October 5, 1995, October
18, 1995.

The following table shows statistical data regarding the hotels on an actual and a pro forma basis; the pro forma information assumes the 48 hotels owned at December 31, 1995 were owned from January 1, 1994:

Occupancy              76.3%       75.0%   1.8      76.2%     75.1%   1.5
ADR                  $62.52      $55.17   13.3    $62.06    $58.87    5.4
REVPAR               $47.73      $41.38   15.3    $47.32    $44.21    7.0

Interest income results, in large part, from the temporary investment of a portion of the net proceeds from the Company's public offerings. As proceeds were used to acquire hotels, interest income decreased in 1995 over 1994.

Increases in real estate taxes and insurance and depreciation and amortization expenses in 1995 over 1994 are due primarily to the increased number of hotels owned by the Partnership throughout 1995 and higher real estate tax assessments at certain Hotels.

An accrual was made in the first six months of 1995 to provide for potential increases in real estate taxes as a result of re-valuations by local authorities. Management believes that, as of December 31, 1995, adequate provisions for such potential increases have been made.

Increases in compensation expense in 1995 over 1994 are due to an increased number of employees in 1995 over 1994, bonuses and, effective January 1, 1995, 10% salary increases for the three executive officers of the Company.

Decreases in franchise tax expense in 1995 over 1994 are due to changes in the estimated franchise tax expense for 1995 resulting from structural changes in the Company. Franchise tax expense for 1995 represents accruals for estimated 1995 franchise taxes. Franchise tax expense for 1994 represents accruals for estimated 1994 franchise taxes plus $40,000 of payments made in 1994 for 1993 franchise taxes.

General and administrative expenses in 1995 decreased as compared to 1994 due to decreases in other professional services and legal and accounting fees. In 1994, the Company accrued for estimated costs associated with a potential restructuring which ultimately did not occur. Overaccruals for these estimated costs were reversed during 1995. Additionally, approximately $.2 million of deferred loan costs associated with the Company's $10 million line of credit were written off in 1994 when the Company obtained its $50 million line of credit. These decreases were partially offset by a ground lease the Partnership entered into in connection with the acquisition of a hotel. This expense was $.2 million in 1995.

Interest expense increased in 1995 over 1994 as a result of increased borrowings during 1995 on the Credit Line and the assumption of a promissory note payable in connection with the purchase of a hotel during the fourth quarter of 1995.

The Company has a $75 million line of credit (the "Credit Line") which expires on September 8, 1998. The Credit Line may be used to fund working capital requirements and to fund investments in hotel properties. Borrowings under the Credit Line bear interest at the 90-day LIBOR rate (5.625% at December 31,
1996) plus 1.75%. The Credit Line is secured by a first mortgage on 27 hotels (the "Collateral Pool") with a net book value of $183.0 million at December 31, 1996. The Credit Line contains various covenants, including maintenance of debt coverage ratios, as defined, on all debt and all hotels of 3.0:1 and on the Credit Line and Collateral Pool of 1.75:1. The Company must also maintain a minimum net worth in an amount equal to the net worth in its most recent year-end audited financial statements and a minimum operating income, as defined, from the Collateral Pool of approximately $26.3 million. The Company had outstanding borrowings of $50.0 million on the Credit Line at December 31, 1996. The Company is in the process of increasing the Credit Line to $150 million.

The Credit Line contains a term loan option which allows the Company to convert the principal balance outstanding on September 8, 1998, not to exceed $75 million, to a term loan (the "Term Loan"). The Term Loan would bear interest at a fixed rate equal to the 5-year U.S. Treasury Bond yield plus 2-1/2% or a variable rate equal to the lender's floating corporate base rate plus 1%. The Term Loan would be payable over 5 years in 59 equal monthly installments of principal plus interest, given a 10 year amortization, plus a sixtieth payment of remaining principal plus interest.

The Company, through a subsidiary, issued $75 million of commercial mortgage bonds, (the "Bonds") series 1996-1 as follows:

Class A        $50 Million      6.83%    August 20, 2008
Class B        $25 Million      7.30%    November 21, 2011

Principal payments on the Class A Bonds are payable based on a 141-month amortization schedule beginning in December 1996; principal payments on the Class B Bonds are payable based on a 39-month amortization schedule beginning in September 2008. The total monthly principal and interest payments approximate $.7 million.

In connection with the purchase of a hotel in Fishkill, NY, the Partnership assumed approximately $2.4 million of indebtedness pursuant to industrial development bonds, (the "IDB's") issued in 1988 and which are due December 1, 2002. The IDB's bear interest at a variable rate which, as of December 31, 1996, was approximately three and one-half percent (3.5%) per annum. Principal is payable in installments of $.6 million every three years with the next installment due in 1997.

In connection with the purchase of a hotel in Atlanta, GA, the Partnership assumed a promissory note payable with a principal balance of approximately $5.9 million. The promissory note bears interest at 10.15% and is due in monthly principal and interest installments of $53,000. The note is due July 1, 1998 and contains a severe prepayment premium.

On February 27, 1996, the Company issued 973,684 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $18.5 million.

On January 2, 1997, the Partnership consummated the acquisition of 4 Sheraton Hotels in California for an aggregate purchase price of approximately $91 million. The purchase price was paid with funds from the Credit Line and the issuance of 2,244,934 units of limited partnership interest in the Partnership.

The Company budgeted $12.1 million for capital improvements in 1996 at the 53 hotels owned at December 31, 1996. At December 31, 1996, the Partnership had spent approximately $11.0 million of the budgeted amounts. The Company will use cash generated from operations to fund the remaining $1.1 million of expenditures. The Company intends to substantially complete these improvements by the second quarter of 1997. Additionally, the Company has budgeted approximately $13.8 million in 1997 for capital improvements at 52 Hotels owned at December 31, 1996. This does not include one Hotel at which extensive renovations are being contemplated.

The Partnership is developing the following hotels:

Residence Inn    Jacksonville, FL    120       $8.3 million
Courtyard        Crystal Lake, IL     90       $6.0 million
Homewood Suites  Chandler, Az         83       $6.4 million
Homewood Suites  Plano, TX            99       $8.2 million
Hampton Inn      Chandler, Az        101       $5.3 million
Hampton Inn      Sedona, AZ           56       $5.7 million

Completion of these hotels is expected by the end of 1997. Additionally, the Partnership plans to construct a 42-suite addition to the Residence Inn in Ann Arbor, MI. Construction costs are estimated at $3.7 million. Completion of the addition is expected in the second quarter of 1997.

In addition to purchasing existing hotel properties at targeted rates of return, management anticipates that the Company will both develop additional hotels and enter into contracts to acquire hotels from third parties after development. It is expected that future investments in hotel properties will be financed, in whole or in part, with cash generated from operations, short-term investments, proceeds from additional issuances of Common Stock, borrowings under the Credit Line or other securities or borrowings.

The Company in the future may seek to increase further the amount of its credit facilities, negotiate additional credit facilities, or issue corporate debt instruments. In June 1996, the Company's shareholders approved an amendment to the Company's charter to delete the charter limitation on indebtedness. Although the Company no longer has any charter restrictions on the amount of indebtedness the Company may incur, the Board of Directors of the Company has adopted a policy limiting the amount of indebtedness that the Company will incur to an amount not in excess of approximately 40% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness and accounting for all investments in hotel properties under the purchase method of accounting. Any debt incurred or issued by the Company may be secured or unsecured, long-term or short-term, may charge a fixed or variable interest rate and may be subject to such other terms as the Board of Directors of the Company in its discretion, may approve.

The Company has filed a Shelf Registration Statement on Form S-3 (the "Shelf") with the Securities and Exchange Commission for the issuance from time to time of preferred stock, common stock and depositary shares representing entitlement to all rights and preferences of a fraction of a share of preferred stock of a specified series ("Depositary Shares") in the aggregate amount of up to $250 million. The Shelf became effective July 30, 1996.

The Company intends to fund cash distributions to shareholders principally out of cash generated from operations. The Company may incur, or cause the Partnership to incur, indebtedness to meet distribution requirements imposed on a REIT under the Code (including the requirement that a REIT distribute to its shareholders annually at least 95% of its taxable income) to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. In 1996, the Partnership has, through December 31, 1996, made cash distributions to its partners, including the Company, of $34.3 million or $1.39 per Partnership unit, from which the Company made cash distributions to common shareholders of $33.9 million, or $1.39 per share. The Company also made cash distributions to the preferred shareholder of $.8 million, or $0.86 per share which represents the pro rata quarterly distribution from February 27, 1996 (date of issuance) through December 31, 1996. The Company and the Partnership utilized available cash to fund such distributions.



The Hotels' operations historically have been seasonal in nature, reflecting higher occupancy during the second and third quarters. This seasonality can be expected to cause fluctuations in the Partnership's quarterly lease revenue to the extent that it receives Percentage Rent.



Operators of hotels generally posses the ability to adjust room rates quickly. However, competitive pressures have limited, and may in the future, limit the ability of the hotels' operators to raise rates in the face of inflation. Industry-wide ADR generally failed to keep pace with inflation from 1987 through 1993.



The National Association of Real Estate Investment Trusts has adopted a new definition of funds from operations ("FFO"). Under the new definition, FFO consists of net income excluding gains (or losses) from debt restructuring or sales of properties, plus depreciation of real property and after adjustments for unconsolidated partnerships and joint ventures. Under this new definition, the Company's FFO is computed as follows:

         Income before minority interest         $35,087         $31,085
         Add depreciation                         10,919           8,578
         Add loss on sale and
             write-down of hotel properties          912              --
         Less preferred dividend                  (1,195)             --
         FFO                                     $45,723         $39,663
         Weighted average shares and
             partnership units outstanding        24,677          24,620
         FFO per share                           $  1.85         $  1.61


                                           (in thousands, except per share data)

for the years ended December 31,
Revenue:
   Leases                                                  $61,594    $47,249    $21,666
   Interest                                                    392      1,058      1,688
       Total revenue                                        61,986     48,307     23,354
Expenses:
   Real estate taxes and property and casualty insurance     6,289      5,019      2,201
   Depreciation                                             10,919      8,578      3,758
   Amortization of franchise fees and
    unearned compensation                                      760        536        381
   Compensation                                              2,120        936        391
   Franchise taxes                                             260        283        542
   General and administrative                                2,037        968      1,588
   Loss on sale of hotel property                              244
   Write-down of a hotel property                              668
   Amortization of loan costs                                  398        310        117
   Interest expense, net                                     3,204        592         25
      Total expenses                                        26,899     17,222      9,003
Income before minority interest                             35,087     31,085     14,351
Minority interest                                              500        439        195
Net income                                                  34,587     30,646     14,156
Preferred stock dividends                                    1,195
Net income applicable to common shareholders               $33,392    $30,646    $14,156
Net income per common and common equivalent share            $1.37      $1.26      $0.94
Weighted average shares and partnership units
outstanding                                                 24,677     24,620     15,348

The accompanying notes are an integral part of these consolidated financial statements.


for the years ended December 31, 1996, 1995 and 1994           (in thousands, except share and per share data)




Balances at December 31, 1993                      7,494,000     $75    $78,106       $765    ($139)   $78,807

Issuance of common stock,                         16,670,000     167    256,245                        256,412
   net of offering expenses

Issuance of restricted common                        130,000       1      1,993              (1,994)
   stock to officers and directors

Distributions on common shares,                                                    (13,790)            (13,790)
   ($0.97 per share)

Amortization of unearned                                                                        308        308
   compensation

Net Income                                                                          14,156              14,156

Balances at December 31, 1994                     24,294,000     243    336,344      1,131   (1,825)   335,893

Distributions on common shares
   ($1.18 per share)                                                               (28,666)            (28,666)

Allocation from minority interest                                           513                            513

Amortization of unearned
   compensation                                                                                 427        427

Net Income                                                                          30,646              30,646

Balances at December 31, 1995                     24,294,000     243    336,857      3,111   (1,398)   338,813

Issuance of preferred stock,
   net of expenses of $357          973,684  10                          18,133                         18,143

Issuance of restricted common
stock to officers and directors                       90,000       1      1,558              (1,559)         0

Distributions on common shares,
   ($1.39 per share)                                                               (33,854)            (33,854)

Distributions on Preferred  shares,
   ($0.86 per share)                                                                  (839)               (839)

Amortization of unearned
   compensation                                                                                 632        632

Net Income                                                                          34,587              34,587

Balances at December 31, 1996       973,684 $10   24,384,000    $244   $356,548     $3,005  ($2,325)  $357,482

The accompanying notes are an integral part of these consolidated financial statements.

                                               (in thousands, except share data)
as of December 31,


Investment in Hotel Properties, net                    $415,618        $363,014
Hotels under development                                  7,325           1,083
Cash and cash equivalents                                57,935           2,680
Accounts receivable-Lessees                               7,187           5,795
Deferred expenses, net                                    3,598           1,579
Prepaid and other assets                                  1,402             574
Escrow deposits                                           6,064           2,201
                                                       $499,129        $376,926



Accounts payable and accrued expenses                  $  2,258        $  1,758
Accrued real estate taxes                                 1,774           1,660
Borrowings on line of credit                             50,000          21,850
Bonds                                                    74,769
Other debt                                                8,295           8,336
Minority interest                                         4,551           4,509
                                                        141,647          38,113


Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value, 5,000,000 shares
      authorized, 973,684 shares outstanding at
      December 31, 1996                                      10

   Common stock, $.01 par value, 100,000,000 shares
      authorized, 24,384,000 and 24,294,000
      shares outstanding at December 31, 1996
      and December 31, 1995 respectively                    244             243

   Paid-in capital                                      356,548         336,857

   Undistributed income                                   3,005           3,111

   Unearned directors' and officers' compensation        (2,325)         (1,398)

Total shareholders' equity                              357,482         338,813

                                                       $499,129        $376,926

The accompanying notes are an integral part of these consolidated financial statements.

                                           (in thousands, except share unit and per share data)
for the years ended December 31,
Cash flows from operating activities:
  Net income                                            $34,587        $30,646          $14,156
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                        12,077          9,424            4,256
    Income allocated to minority interest                   500            439              195
    Loss on sale and write-down of hotel properties         912
    Changes in assets and liabilities:
      Accounts receivable-Lessees                        (1,414)        (1,898)          (3,351)
      Prepaids and other assets                            (828)           206             (542)
      Accounts payable and other liabilities                614             79            2,607

    Net cash provided by operating activities            46,448         38,896           17,321

Cash flows from investing activities:
  Investment in hotel properties and
    hotels under development                            (73,356)       (71,248)        (241,992)
  Proceeds from sale of hotel property                    3,891
  Escrow deposits and prepayments under
    purchase agreements                                  (5,053)        (2,201)          (1,002)
  Cash paid for franchise agreements                                      (579)            (411)
  Sale of short-term investments                                                          8,109

    Net cash used by investing activities               (74,518)       (74,028)        (235,296)

Cash flows from financing activities:
  Net proceeds from sale of common stock                                                256,412
  Net proceeds from sale of preferred stock              18,143
  Proceeds from issuance of bonds                        75,000
  Distributions to common and preferred shareholders    (34,693)       (28,666)         (13,790)
  Distributions to limited partners                        (458)          (510)             (58)
  Borrowings under revolving credit agreement            92,750         21,850
  Payments on revolving credit agreement                (64,600)
  Payments on debt and bonds                               (272)
  Redemption of shares/units                                              (125)             (18)
  Loan fees paid                                         (2,545)          (387)            (250)

    Net cash provided (used) by financing activities     83,325         (7,838)         242,296

Net increase (decrease) in cash and cash equivalents     55,255        (42,970)          24,321

Cash and cash equivalents at beginning of year            2,680         45,650           21,329

Cash and cash equivalents at ending of year             $57,935         $2,680          $45,650

Supplemental disclosures of cash flow information:
  Cash paid for interest                                 $3,820           $450              $24

Supplemental disclosures of non-cash investing and financing activities:
  In 1996, the Company issued 90,000 shares of Restricted Common Stock, which at date of issuance, were valued from $15 5/8 to
     $17 5/8 per share.
  In 1996, the Partnership applied deposits of $1,190 toward the purchase of aquired hotels and land.
  In 1995, the Company recorded a $513 allocation to paid-in capital from minority interest.
  In 1995, the Partnership assumed a note payable of $5,916 in connection with the purchase of a hotel.
  In 1995, the Partnership applied a deposit of $1,002 toward the purchase of an acquired hotel.
  In 1994, the Company issued an additional 5,000 shares of Restricted Common Stock to an independent director, which, at the date of issuance, were valued at $14.50 per share.
  In 1994, the Partnership applied a deposit of $250 toward the purchase of an acquired hotel.
  In 1994, the Company issued 125,000 shares of Restricted Common Stock to its officers and directors at prices of $13 1/2 and
     $16 5/8.
  In 1994, the Partnership issued 223,567 limited partnership units valued at $3,884 in connection with the purchase of two hotels.
  In 1994, the Partnership assumed $2,420 of Industrial Development Bonds indebtedness in connection with the purchase of a hotel.

The accompanying notes are an integral part of these consolidated financial statements.

RFS Hotel Investors, Inc. (the "Company") was incorporated in Tennessee on June 1, 1993 and is a self-administered real estate investment trust ("REIT"). The Company contributed substantially all of the net proceeds of its public offerings to RFS Partnership, L.P. (the "Partnership") in exchange for the sole general partnership interest in the Partnership. The Partnership began operations in August 1993. At December 31, 1996, and 1995, the Company owned approximately 98.7% of the Partnership. RFS Managers, Inc. ("Managers") a wholly-owned subsidiary of the Company, was formed effective January 1, 1995 to provide management services to the Company. During 1996, RFS Financing Partnership, L.P., (the "Financing Partnership"), a bankruptcy remote, single purpose Tennessee limited partnership, was formed to issue commercial mortgage bonds (the "Bonds").

The Company, through its subsidiary partnerships, acquires or develops and owns hotel properties.


                        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

                        Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets of 40 years for buildings and improvements and 5 to 7 years for furniture and equipment. Upon disposition, both the asset and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to the income statement. Major renewals, betterments and improvements are capitalized. At each reporting period, the Company reviews the carrying value of each hotel property, for which management has not committed to a plan of disposition, to determine if facts and circumstances exist which would suggest that the investment in the hotel property may be impaired or that the depreciation period should be modified. The Company does not believe that there are any current facts or circumstances indicating any material impairment of any hotel property for which management has not committed to a plan of disposition at December 31, 1996. For hotel properties for which management has committed to a plan of disposition, the Company adjusts the carrying value to the lower of carrying value or fair value less costs of disposition. During 1996, the Company contracted to sell a hotel property and has adjusted the carrying amount to the estimated net proceeds expected from the sale.

                        All highly liquid investments with the maturity of three months or less when purchased are considered to be cash equivalents. The Company invests portions of its excess cash in money market funds.

                        Deferred expenses consist of initial fees paid to franchisors, annual loan fees and costs incurred in issuing the Bonds, and are recorded at cost. Amortization of franchise fees is computed using the straight-line method over the lives of the franchise agreements which range from 10 to 15 years. Amortization of annual loan fees is computed using the straight-line method over 12 months. Amortization of the costs incurred in issuing the Bonds is computed using the interest method over the stated maturity of the Bonds. Accumulated amortization of the deferred expenses is $1.1 million and $.6 million at December 31, 1996 and 1995 respectively.

                        The Partnership leases the hotels to RFS, Inc., and other wholly-owned subsidiaries of Doubletree Corporation, (collectively, the "Lessees"), pursuant to lease agreements

                        The Percentage Leases provide for the payment of rent equal to the greater of (i) fixed base rent or (ii) percentage rent based on a percentage of gross room revenue, beverage revenue and food revenue at the hotels. Lease revenue is recognized as earned from the Lessee under the Percentage Leases from the date of acquisition. Relevant lease dates, with the number of properties acquired indicated in parentheses, are as follows:
February 1994 (1), April 1994 (3), June 1994 (16), August 1994 (3), September
1994 (1), October 1994 (5), November 1994 (1), December 1994 (1), January 1995
(1), March 1995 (1), April 1995 (1), August 1995 (1), October 1995 (3), January
1996 (1), May 1996 (1), July  1996 (1), November 1996 (2), December 1996 (1).

                        Minority interest in the Partnership represents the limited partners proportionate share of the equity in the Partnership. Income is allocated to minority interests based on the weighted average percentage ownership throughout the year.

                        Net income per common share is computed by dividing net income before minority interest less preferred dividends by the weighted average number of shares of common stock and common stock equivalents outstanding for the reporting period. Limited partnership interests in the Partnership and Options are considered common stock equivalents.

                        The Company has qualified as a Real Estate Investments Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the estimated useful lives used to compute depreciation and in the recognition of unearned compensation to officers and directors. Distributions made in 1996, 1995, and 1994 were considered 100% ordinary income for federal income tax purposes.

                The Company intends to pay regular quarterly distributions which are dependent upon receipt of distributions from the Partnership in order to maintain its REIT status under the Internal Revenue Code.

                The Company places cash deposits at financial institutions. At December 31, 1996, bank account balances exceeded federal depository insurance limits by $58.3 million.

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                Reclassifications to conform to the 1996 presentation have been made in the 1995 and 1994 consolidated financial statements with no effect on previously reported total assets, total shareholders' equity or net income.



The investment in hotel properties consists of the following at December 31, 1996, and 1995, respectively (in thousands):

         Land                                      $  50,265        $  43,694
         Building and improvements                   351,889          305,833
         Furniture and equipment                      24,736           13,799
         Capital improvements program expenditures    11,999           12,365
                                                     438,889          375,691
         Less accumulated depreciation                23,271           12,677
                                                    $415,618         $363,014

Capitalized interest in 1996 was $.5 million. At December 31, 1996, the Company owned 53 hotel properties in 23 states. Fifty-two of the hotels are affiliated with national franchises.



The Company has a $75 million line of credit (the "Credit Line") which expires on September 8, 1998. The Credit Line may be used for working capital and future investments in hotel properties. Borrowings under the Credit Line bear interest at the 90-day LIBOR rate (5.625% at December 31, 1996), plus 1.75%. The Credit Line is collateralized by a first mortgage on 27 hotels (the "Collateral Pool") with a net book value of approximately $183.0 million at December 31, 1996. The Credit Line contains various covenants, including maintenance of debt coverage ratios, as defined, on all debt and all hotels of 3.0:1 and on the Credit Line and Collateral Pool of 1.75:1. The Company must also maintain a minimum net worth in an amount equal to the net worth in its most recent year-end audited financial statements and a minimum operating income, as defined, from the Collateral Pool of $26.3 million. The Company was in compliance with these covenants at December 31, 1996. The Company had borrowed $50 million on the Credit Line as of December 31, 1996.

The Credit Line contains a term loan option which allows the Company to convert the principal balance outstanding on September 8, 1998, not to exceed $75 million, to a term loan (the "Term Loan"). The Term Loan would bear interest at a fixed rate equal to the 5-year U.S. Treasury Bond yield, plus 21/2% or a variable rate equal to the lender's floating corporate base rate plus 1%. The Term Loan would be payable over 5 years in 59 equal monthly installments of principal plus interest, given a 10 year amortization, plus a sixtieth payment of remaining principal plus interest.




In November, 1996, the Financing Partnership issued $75 million of commercial mortgage bonds, series 1996-1 as follows:


         Class A        $50 Million      6.83%    August 20, 2008
         Class B        $25 Million      7.30%    November 21, 2011

Principal payments on the Class A Bonds are based on a 141-month amortization schedule beginning in December 1996; principal payments on the Class B Bonds are payable based on a 39-month amortization schedule beginning in September 2008. Total monthly principal and interest payments approximate $.7 million.

Aggregate annual principal payments for the next five years at December 31, 1996 for the Bonds are as follows (in thousands):

                         1997     $ 2,877
                         1998       3,082
                         1999       3,302
                         2000       3,537
                         2001       3,790

The Bonds are collateralized by first priority mortgage liens on 15 hotel properties with an aggregate net book value of $136.6 million at December 31, 1996. The Bonds cannot be prepaid for five years, and thereafter, only upon payment of a yield maintenance premium.




In connection with the purchase of a hotel in Fishkill, NY, the Partnership assumed approximately $2.4 million of industrial development bonds, ("IDB's"), issued in 1988 and which are due December 1, 2002. The IDB's bear interest at a variable rate which, as of December 31, 1996, was approximately three and one-half percent (3.5%) per annum. Interest is payable quarterly; principal is payable in installments of $.6 million every three (3) years with the next installment due in 1997. The Fishkill hotel is collateral for the IDB's and has a net book value of $12.7 million at December 31, 1996.

In connection with a purchase of a hotel in Atlanta, GA, the Partnership assumed a promissory note payable with a principal balance of $5.9 million.
The promissory note bears interest at 10.15% and is due in monthly principal and interest installments of $53,000. The note is due July 1, 1998 and contains a severe prepayment premium. A Residence Inn in Atlanta is collateral for the note and has a net book value of $11.8 million at December 31, 1996.

Aggregate annual principal payments for the next five years at December 31, 1996 for the above long-term debt are as follows (in thousands):

                         1997    $   646
                         1998      5,829
                         1999         --
                         2000        600
                         2001         --



The Company has entered into master agreements with the Lessees. The master agreements require the Lessees to maintain a certain net worth, as defined, grants RFS, Inc. a ten-year right to lease hotel properties acquired or developed by the Partnership or the Company, subject to certain exceptions, and restricts, for a period of time, changes in control of the Lessees, among other items.

The Company must rely on the Lessees to generate sufficient cash flow from the operation of the hotel properties to enable the Lessees to meet rent obligations under the Percentage Leases. The rent obligations under the Percentage Leases are unsecured and are not guaranteed by Doubletree. At December 31, 1996, the Lessees are in compliance with the provisions of the master agreement and the Percentage Leases.

Both the base rent and the percentage rent threshold room revenue in each lease computation are subject to adjustments for changes in the Consumer Price Index ("CPI"). The adjustment is made for all leases entered into after December 31, 1993 and is calculated at the beginning of each calendar year following the year of acquisition. Effective January 1, 1996, adjustments to the leases were computed using the average CPI increase for 1995 of 2.8%.

In 1996, 1995, and 1994, the Company earned base rents of $25.9 million, $22.0 million and $10.7 million, respectively, and percentage rents in excess of the base rents, of $35.7 million, $25.3 million and $11.0 million, respectively.

Under the Percentage Leases, the Partnership is obligated to pay the costs of real estate taxes, property insurance, maintenance of underground utilities and structural elements of the hotel properties, and for the periodic replace-ment or refurbishment of furniture, fixtures and equipment required for the retention of the franchise licenses with respect to the hotel properties.

The Company has future lease commitments under the various Percentage Leases from the Lessees for various terms extending through 2015. Minimum future rental income under these Percentage Leases for the next five (5) years is $34.3 million per year. Aggregate future minimum rental income under these Percentage Leases is $347.1 million at December 31, 1996.

The Partnership is developing the following hotels:

         Residence Inn    Jacksonville, FL  120      $8.3 Million
         Courtyard        Crystal Lake, IL   90      $6.0 Million
         Homewood Suites  Chandler, AZ       83      $6.4 Million
         Homewood Suites  Plano, TX          99      $8.0 Million
         Hampton Inn      Chandler, AZ      101      $5.2 Million
         Hampton Inn      Sedona, AZ         56      $5.5 Million

Completion of the above hotels is expected during 1997.

Additionally, the Partnership plans to construct a 42-suite addition to the Residence Inn in Ann Arbor, MI. Construction costs are estimated at $3.3 million. Completion of the addition is expected in the second quarter of 1997.

At December 31, 1996, the Company intends to spend, in 1997, a remaining $1.1 million to complete the 1996 capital improvement programs with respect to the Hotels.



The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof.

The Company has issued to one of the Lessees 973,684 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock has an initial preference value of $19.00 per share (the "Stated Value"), a par value of $0.01, and is senior to the Company's common stock as to dividends and upon liquidation of the Company. The shares of Series A Preferred Stock are entitled to a $1.45 cumulative annual dividend per share. Each share of Series A Preferred Stock has one vote and is convertible into one share of common stock after the seventh anniversary of issuance. The shares of Series A Preferred Stock have mandatory redemption rights upon the occurrence of certain events which are under the Company's control. The Company can redeem the Series A Preferred Stock after the seventh anniversary of issuance at the Stated Value, together with all accrued and unpaid dividends.

Pursuant to the Partnership Agreement, holders of units of limited partnership interests in the Partnership have certain rights ("Redemption Rights") which enable them to cause the Partnership to redeem their units of limited partnership interest in the Partnership for cash, or, at the Company's option, for shares of Common Stock on a one-for-one basis. At December 31, 1996, an aggregate of 324,675 shares are issuable upon exercise of Redemption Rights. The units of limited partnership interests were valued at the fair market value of Common Stock on the date of issuance of the units. In 1995 and 1994, 8,626 and 1,437 limited partnership units were redeemed for approximately $125,000 and $18,000 in cash, respectively. The number of shares issuable upon exercise of the Redemption Rights will be adjusted upon the occurrence of stocks splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners.

The Company's Amended and Restated 1993 Restricted Stock and Stock Option Plan (the "Plan") provides for the grant of stock options to purchase a specified number of shares of Common Stock ("Options") or grants of Restricted Shares of Common Stock ("Restricted Stock"). The Plan is administered as two separate plans, with 1,600,000 shares of Common Stock, of which 250,000 shares may be Restricted Stock, being available for awards to the officers and key employees of the Company and its subsidiaries and affiliates and 400,000 shares, of which 50,000 shares may be Restricted Stock, being available for awards to Directors of the Company who are not officers or employees. The Company may grant incentive stock options ("ISO's"), non-qualified stock options or both to purchase the Company's Common Stock. Under the Plan, the exercise price of an ISO may not be less than 100% of the fair market value of the common shares at the date of grant, and must be at least 110% of the fair market value at the date grant if the grantee possesses more than 10% of the voting power of the outstanding stock. Options issued under the plan have a maximum term of ten years from the date of grant. The exercise price of the options shall be determined on the date of each grant.

The following table summarizes the option activity under the Plan:


Shares under options at beginning of year  525,000       500,000         175,000
Granted                                    250,000        25,000         325,000
Exercised                                       --            --              --
Lapsed                                          --            --              --
Terminated                                      --            --              --
Shares under option at end of year         775,000       525,000         500,000
Shares under option exercisable at
  end of year                              240,000       135,000          35,000
Price range of shares under option
  at end of year                         13.50-17.00  13.50-16.625     13.50-16.625
Options available for future grant         925,000       345,000         370,000

Also, under the Plan, the Company granted 90,000 and 125,000 shares of Restricted Stock in 1996 and 1994, respectively subject to vesting. At December 31, 1996, 60,000 shares were vested.

The Company has also granted 20,000 shares of Restricted Stock at prices ranging from $10.00 to $14.50 per share subject to vesting. These grants were not granted under the Plan. At December 31, 1996, 11,000 shares were vested.

Options and Restricted Stock shares vest at 20% per year. Prior to vesting, holders of the Restricted Stock are entitled to vote and receive distributions with respect to unvested shares.


The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.


                  The carrying amount approximates fair value because of the short majority of those instruments.

                  The carrying amount approximates fair value due to the Company's ability to obtain such borrowings at comparable interest rates.

                  The fair value of the Company's Bonds and other debt is based on the current rates offered to the Company for debt of the same remaining maturities.

The estimated fair value of the Company's financial instruments at December 31, 1996 are as follows (in thousands):

Cash and cash equivalents         $57,935  $57,935
Borrowing on Line of Credit        50,000   50,000
Bonds and Other Debt               83,064   82,969



The Company applies APB Opinion No. 25 and related Interpretations in accounting for The Plan. FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of the expense recognition provisions of SFAS 123 is optional; however, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 in 1995 are presented below.

The fair value of each option granted during 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend of $1.44, (2) expected volatility of .24, (3) risk-free interest rate of 6.94%, and (4) expected life of 10 years.

Had compensation cost for the Company's 1996 and 1995 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's net income, and net income per common share for 1996 and 1995 would approximate the pro forma amounts below:

Net Income                          $34.6 Million    $34.5    $30.6 Million    $30.6
Net Income per common
 and common equivalent
 share                            $  1.37            $1.37    $  1.26          $1.26

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.


The unaudited pro forma condensed statements of operations of the Company are presented as if the acquisition of the 53 hotel properties which are owned at December 31, 1996 had occurred on January 1, 1995. These unaudited pro forma condensed statements of operations are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of January 1, 1995, nor does it purport to represent the results of operations for future periods.



Operating Data:                                                       (in thousands)
  Total Revenue                                                 $71,582         $63,741
  Real estate taxes and property casualty and insurance           7,397           7,217
  Depreciation and amortization                                  15,045          14,755
  Compensation                                                    2,120             936
  Franchise taxes                                                   260             283
  General and administrative                                      2,037             968
  Loss on sale of hotel property                                    244              --
  Write-down of a hotel property                                    668              --
  Interest expense                                                7,403           7,403
  Income before minority interest                                36,408          32,179
  Minority Interest                                               3,459           3,057
  Net Income                                                    $32,949         $29,122
  Net Income and common equivalent per common share           $    1.31       $    1.19
  Weighted average shares and partnership
    units outstanding                                            26,954          26,954



In January 1997, the Partnership consummated the acquisition of 4 Sheraton Hotels in California for an aggregate purchase price of approximately $91 million. The purchase price was paid with funds from the Credit Line and the issuance of units of limited partnership interest in the Partnership.

On January 22, 1997, the Company declared a $0.36 cash distribution on each share of Common Stock outstanding on February 3, 1997. The dividend was paid on February 17, 1997.

To the Board of Directors and Shareholders


RFS Hotel Investors, Inc.



        We have audited the accompanying consolidated balance sheets of RFS

Hotel Investors, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RFS Hotel Investors, Inc. as of December 31, 1996 and 1995 and the consolidated results of their cash flows for each of three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                Coopers & Lybrand L.L.P.


Memphis, Tennessee
January 22, 1997


(unaudited)                                                                                (in thousands, except share data)

Lease Revenue                   $61,594         $47,249         $21,666         $1,907

Hotels' total revenue                                                                           $11,668         $19,596

Income before interest
 depreciation and
 amortization                    50,368          41,101          18,632          1,608            2,020           3,136

Income (loss) before
 minority interest or
 extraordinary gain              35,087          31,085          14,351          1,236            (911)          (1,329)

Net income (loss)                34,587          30,646          14,156          1,208            (911)          (1,060)

Net income per share               1.37            1.26            0.94           0.25              n/a             n/a

Total assets                    499,129         376,926          346,870        80,754              n/a             n/a

Total debt                      133,064          30,186            2,420             0              n/a          23,772

(1) Information for the initial Hotels relates to periods prior to August 13, 1993, the date of acquisition of the initial Hotels by the Company.  Under the rules and regulations of the Securities and Exchange Commission, the initial Hotels are deemed to be a predecessor to the Company.  Information since August 13, 1993 is for the Company.


(unaudited)                                                             (in thousands, except share data)

1996:
 Revenue                        $13,337         $16,174         $18,342         $14,135         $61,986
 Income before
  minority interest               7,344           9,987          11,553           6,203          35,087
 Net income                       7,236           9,850          11,392           6,109          34,587
 Earnings per share                0.29            0.39            0.45            0.24            1.37
 Dividends paid                    0.33            0.34            0.36            0.36            1.39
 FFO per share (1)                 0.40            0.50            0.57            0.38            1.85

1995:
 Revenue                        $10,366         $12,369         $13,763         $11,809         $48,307
 Income before
  minority interest               6,081           8,713           9,640           6,651          31,085
 Net income                       5,898           8,602           9,513           6,542          30,646
 Earnings per share                0.25            0.35            0.39            0.38            1.26
 Dividends paid                    0.28            0.29            0.30            0.31            1.18
 FFO per share (1)                 0.33            0.44            0.48            0.37            1.61

1994:
 Revenue                         $2,206          $4,056          $8,063          $9,209         $23,354
 Income before
  minority interest               1,463           2,695           5,078           5,115          14,351
 Net income                       1,437           2,680           4,996           5,043          14,156
 Earnings per share                0.19            0.22            0.31            0.21            0.94
 Dividends paid                    0.23            0.24            0.24            0.26            0.97
 FFO per share (1)                 0.23            0.26            0.38            0.28            1.18


(1) The National Association of Real Estate Investment Trusts has adopted a new definition of funds from operations (FF0).  Under the definition, FFO represents net income excluding gains (or losses) from debt restructuring or sales of properties, plus depreciation of real property and after adjustments for unconsolidated partnerships and joint ventures.