Form 10-K405, Exhibit 13
period 1997-12-31
RFS HOTEL INVESTORS INC
filed 1998-03-25
CIK 906408

RFS Hotel Investors, Inc.


MANAGEMENT'S DISCUSSION AND ANALYSIS

BACKGROUND

         The Company commenced operations in August 1993 upon completion of its initial public offering and the simultaneous acquisition of seven hotels with 1,118 rooms. The following chart summarizes information regarding the 60 hotels (the "Hotels") owned at December 31, 1997 through the Company's operating partnership, RFS Partnership, L.P., and its subsidiaries (collectively, the "Partnership").

Franchise Affiliation                             Number of Hotel Properties       Number of Rooms/Suites
---------------------------------------------------------------------------------------------------------
Full Service Hotels:

         Holiday Inn                                                       6                        1,207
         Sheraton Hotels and Sheraton Four Points                          5                        1,019
         Doubletree                                                        1                          220
         Independent                                                       2                          311
---------------------------------------------------------------------------------------------------------
                  Sub-total                                               14                        2,757
---------------------------------------------------------------------------------------------------------

Extended Stay Hotels:
         Residence Inn by Marriott                                        13                        1,737
         Hawthorn Suites                                                   1                          280
---------------------------------------------------------------------------------------------------------
                  Sub-total                                               14                        2,017
---------------------------------------------------------------------------------------------------------

Limited Service Hotels:
         Hampton Inn                                                      19                        2,358
         Courtyard by Marriott                                             1                          102
         Holiday Inn Express                                               6                          737
         Comfort Inn                                                       6                          787
---------------------------------------------------------------------------------------------------------
                  Sub-total                                               32                        3,984
---------------------------------------------------------------------------------------------------------
                  Total                                                   60                        8,758
=========================================================================================================


The following chart summarizes ownership history for the years presented:

                                                                    1997      1996      1995
--------------------------------------------------------------------------------------------
         Hotels owned at beginning of year                           53        48        41
         Acquisitions and developed Hotels placed into service       10         6         7
         Sales                                                       (3)       (1)       --
--------------------------------------------------------------------------------------------
         Hotels owned at end of year                                 60        53        48
============================================================================================

         The Hotels are located in 24 states. Management believes it is prudent to diversify geographically and among franchise brands.

         To maintain the Company's federal income tax status as a REIT, neither the Company nor the Partnership can operate hotels. The Partnership leases the Hotels to third parties, (collectively, the "Lessees") pursuant to leases (the "Percentage Leases") which provide for annual rent equal to the greater of (i) fixed base rent, or (ii) rent payments based on percentages of the Hotels' revenues. Base rent is payable monthly. Percentage rent is payable quarterly. The Lessees operate 55 Hotels. Four Hotels are operated by other third parties, (the "Operators"), pursuant to management agreements between the Lessees and the Operators. One Hotel is operated by a subsidiary. One of the Lessees has a right at first refusal, subject to certain exceptions, to lease hotels acquired by the Partnership, through February 27, 2006.

RFS Hotel Investors, Inc.

RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED 1997 TO 1996

         Increases in lease revenue for the year ended December 31, 1997 over 1996 are due to (i) an increased number of hotels being owned by the Partnership and leased to the Lessees during the 1997 period and (ii) increases in revenue per available room ("REVPAR") at the hotels owned throughout both periods.

         The following table shows statistical data regarding the Hotels on an actual and a pro forma basis. The pro forma assumes 43 of the 60 hotels owned at December 31, 1997 were owned by the Partnership throughout both periods; it excludes six newly opened hotels and three expanded hotels where the room additions were not open for all of both periods presented, one hotel which was undergoing a major renovation during 1997 and seven hotels which we intend to sell.

                                      Actual                          Pro Forma
         --------------------------------------------------------------------------------------
                                                 % Increase                         % Increase
                         1997         1996       (Decrease)  1997         1996       (Decrease)
         --------------------------------------------------------------------------------------
         Occupancy        74.1%        76.3%        (2.9)     76.7%        77.0%        (0.5)
         ADR            $75.94       $69.20          9.7    $80.11       $74.91          6.9
         REVPAR         $56.31       $52.83          6.6    $61.42       $57.70          6.4

         Decreases in interest income are a result of funds from the sale of preferred stock in February 1996 being invested during 1996. These funds were used to purchase properties in 1997.

         Increases in real estate taxes and property and casualty insurance and increases in depreciation in 1997 over 1996 are due to the increased number of hotels owned by the Partnership during 1997 over 1996 and increased real estate tax assessments.

         Increases in compensation in 1997 over 1996 are primarily due to an increased number of employees.

         Increases in amortization of loan costs in 1997 over 1996 are due to amortization in 1997 of costs related to the Bonds and amortization of commitment fees related to the Line of Credit.

         Interest expense increased in 1997 over 1996 due to Bonds being outstanding for the full year during 1997, increased borrowings on the Line of Credit, and the assumption of the Birmingham Bonds.

COMPARISON AT THE YEAR ENDED DECEMBER 31, 1996 TO 1995

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

                                     Actual                             Pro Forma
         ---------------------------------------------------------------------------------------
                                                 % Increase                           % Increase
                          1996         1995      (Decrease)    1996         1995      (Decrease)
         ---------------------------------------------------------------------------------------
         Occupancy        76.3%        76.3%        (0.1)      76.9%        76.9%          --
         ADR            $69.20       $62.52         10.6     $69.88       $64.81          7.8
         REVPAR         $52.83       $47.73         10.4     $53.72       $49.86          7.7

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

         Increased general and administrative expenses in 1996 over 1995 is due to increased professional fees and travel expenses, as well as the reversal of accruals during 1995 which management believed were needed at December 31, 1994. The increased costs in 1996 were primarily related to potential acquisitions, New York Stock Exchange Listing fees and the write-off of costs incurred in considering formation of a new REIT, Lodging Trust USA, which transaction was not completed.

RFS Hotel Investors, Inc.

         The write-down of a hotel property of $.7 million in 1996 is a result of a contract to sell a hotel. The writedown adjusts the carrying value of the hotel to the estimated net proceeds expected from the sale.

         Interest expense increased in 1996 over 1995 as a result of increased borrowings under the Credit Line to fund the purchase of hotels, interest associated with the issuance of bonds payable and the assumption of a promissory note payable in connection with the purchase of a hotel during the fourth quarter of 1995.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has a bank line of credit (the "Line of Credit") for $175 million. Borrowings under the Line of Credit bear interest at LIBOR plus 1.45%. The Line of Credit is secured by first priority mortgages on 28 hotels and agreements restricting the transfer, pledge or other hypothecation of 9 hotels (collectively, the "Collateral Pool") with a net book value of $330.1 million at December 31, 1997. The Line of Credit contains various covenants including the maintenance of a minimum net worth, minimum debt coverage and interest coverage ratios, total indebtedness and total liabilities limitations and borrowing base to value limitations. The Company was in compliance with these covenants at December 31, 1997. The Company had borrowed $123.8 million on the Line of Credit at December 31, 1997. The Line of Credit is due July 30, 2000.

         The Company, through a subsidiary, issued $75 million of commercial mortgage bonds, (the "Bonds") series 1996-1 as follows:

                           Initial                    Interest
         Class             Principal Amount           Rate              Stated Maturity
         --------------------------------------------------------------------------------
         Class A           $50 Million                6.83%             August 20, 2008
         Class B           $25 Million                7.30%             November 21, 2011

         Principal payments on the Class A Bonds are payable based on a 141-month amortization schedule beginning in December 1996; principal payments on the Class B Bonds are payable based on a 39-month amortization schedule beginning in September 2008. The total monthly principal and interest payments approximate $.7 million.

         In connection with the purchase of a hotel in Fishkill, NY, the Partnership assumed approximately $2.4 million of indebtedness pursuant to industrial development bonds, (the "IDB's") issued in 1988 and which are due December 1, 2002. The IDB's bear interest at a variable rate which, as of December 31, 1997, was approximately three and one-half percent (3.5%) per annum. Principal is payable in installments of $.6 million every three years with the next installment due in 2000.

         In connection with the purchase of a hotel in Atlanta, GA, the Partnership assumed a promissory note payable with a principal balance of approximately $5.9 million. The promissory note bears interest at 10.15% and is due in monthly principal and interest installments of $53,000. The note is due July 1, 1998 and contains a prepayment premium.

         In connection with the purchase of a hotel in Birmingham, AL, Ridge Lake General Partners, Inc. ("RLGP"), a subsidiary of the Company, assumed industrial development bonds ("Birmingham IDB's"), which are due in 2001. The Birmingham IDB's bear interest at a variable rate which, at December 31, 1997, was approximately 4% per year. Interest is payable quarterly; principal is payable annually. The outstanding balance on the Birmingham IDB's is $5.5 million at December 31, 1997. The Birmingham hotel is collateral for the Birmingham IDB's and has a net book value of $18.2 million at December 31, 1997.

         On February 27, 1996, the Company issued 973,684 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $18.5 million.

         The Company budgeted $26.0 million for capital improvements in 1997 at the 60 hotels owned at December 31, 1997. At December 31, 1997, the Partnership had spent approximately $16.1 million of the budgeted amounts. The Company will use cash generated from operations and borrowings under the Line of Credit to fund the remaining $9.9 million of expenditures. The Company intends to substantially complete these improvements by the second quarter of 1998. Additionally, the Company has budgeted approximately $17.3 million in 1998 for capital improvements at 55 of the Hotels owned at December 31, 1997.

RFS Hotel Investors, Inc.

         The Partnership is developing the following hotels:

                                                                Number of         Estimated                  Estimated
         Franchise                  Location                  Rooms/Suites     Development Costs          Opening Quarter
         ----------------------------------------------------------------------------------------------------------------
         Residence Inn              West Palm Beach, FL             78           $6.2 million                   1Q98
         Hampton Inn                Jacksonville, FL               118           $6.2 million                   1Q98
         Homewood Suites            Chandler, AZ                    83           $6.6 million                   1Q98
         TownePlace Suites          Fort Worth, TX                  95           $6.3 million                   3Q98
         Courtyard                  Crystal Lake, IL                95           $6.5 million                   4Q98
         TownePlace Suites          Miami, FL                       95           $6.5 million                   4Q98

         The Partnership is constructing a 40 room addition to the Beverly Heritage Hotel in Milpitas, CA. Construction costs are estimated at $3.0 million. Completion of the addition is expected in the third quarter of 1998. Additionally, the Partnership is constructing a 36-suite addition to the Residence Inn in Charlotte, NC. Construction costs are estimated at $3.6 million. Completion of the addition is expected in the third quarter of 1998.

         In addition to purchasing existing hotel properties at targeted rates of return, management anticipates that the Company will both develop additional hotels and enter into contracts to acquire hotels from third parties after development. It is expected that future investments in hotel properties will be financed, in whole or in part, with cash generated from operations, short-term investments, proceeds from additional issuances of Common Stock, borrowings under the Line of Credit or other securities or borrowings.

         The Company in the future may seek to increase further the amount of its credit facilities, negotiate additional credit facilities, or issue corporate debt instruments. Although the Company has no charter restrictions on the amount of indebtedness the Company may incur, the Board of Directors of the Company has adopted a policy limiting the amount of indebtedness that the Company will incur to an amount not in excess of approximately 40% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness and accounting for all investments in hotel properties under the purchase method of accounting. Any debt incurred or issued by the Company may be secured or unsecured, long-term or short-term, may charge a fixed or variable interest rate and may be subject to such other terms as the Board of Directors of the Company, in its discretion, may approve.

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

         The Company intends to fund cash distributions to shareholders principally out of cash generated from operations. The Company may incur, or cause the Partnership to incur, indebtedness to meet distribution requirements imposed on a REIT under the Code (including the requirement that a REIT distribute to its shareholders annually at least 95% of its taxable income) to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. In 1997, the Partnership has, through December 31, 1997, made cash distributions to its partners, including the Company, of $40.6 million or $ 1.47 per Partnership unit, from which the Company made cash distributions to common shareholders of $35.5 million, or $1.47 per share. The Company also made cash distributions to the preferred shareholder of $1.4 million, or $1.45 per share. The Company and the Partnership utilized available cash to fund such distributions.

SEASONALITY

         The Hotels' operations historically have been seasonal in nature, reflecting higher occupancy during the second and third quarters. This seasonality can be expected to cause fluctuations in the Partnership's quarterly lease revenue to the extent that it receives Percentage Rent.

INFLATION

         Operators of hotels generally possess the ability to adjust room rates quickly. However, competitive pressures have limited, and may in the future, limit the ability of the hotels' operators to raise rates in the face of inflation. Industry-wide ADR generally failed to keep pace with inflation from 1987 through 1993.

RFS Hotel Investors, Inc.

YEAR 2000 MANAGEMENT

         In order to address the computer industry's "Year 2000" problem, the Company is in the process of upgrading the accounting software and network server. Management does not believe the costs for this upgrade will be significant. The Company is in the process of determining whether the companies that manage the Hotels are in the process of studying the "Year 2000" issue. Upon completion, the Company will determine the extent to which it is vulnerable to third parties' failure to remediate their own "Year 2000" issues and the costs associated with resolving this issue.

FUNDS FROM OPERATIONS

         The National Association of Real Estate Investment Trusts has adopted a definition of funds from operations ("FFO"). Under the definition, which may not be comparable to similar entitled items reported by other real estate investment trusts as all entities may not define FFO as the same, FFO represents net income excluding gains (or losses) from debt restructuring or sales of properties, plus depreciation of real property and after adjustments for unconsolidated partnerships and joint ventures. Under this definition, the Company's FFO is computed as follows.

                                                                            For the Year Ended
                                                                          1997              1996
         -----------------------------------------------------------------------------------------
         Income before minority interest                                $37,847           $35,087
         Add depreciation                                                17,664            10,919
         Add loss on sale and write-down of hotel properties              1,164               912
         Less preferred dividend                                         (1,412)           (1,195)
         -----------------------------------------------------------------------------------------
         FFO                                                            $55,263           $45,723
         =========================================================================================
         Weighted average shares and partnership units outstanding       26,952            24,677
         FFO per share                                                  $  2.05           $  1.85

RFS Hotel Investors, Inc.


CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

                                                                 December 31,    December 31,
                                                                     1997           1996
---------------------------------------------------------------------------------------------
ASSETS
Investment in Hotel Properties, net                               $ 573,826       $ 415,618
Hotels under development                                             15,739           7,325
Cash and cash equivalents                                             6,645          57,935
Accounts receivable-Lessees                                           9,887           7,187
Deferred expenses, net                                                4,061           3,598
Prepaid and other assets                                              6,765           1,402
Escrow deposits                                                         205           6,064
---------------------------------------------------------------------------------------------
                                                                  $ 617,128       $ 499,129
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                             $   6,423       $   2,258
Accrued real estate taxes                                             3,491           1,774
Borrowings on line of credit                                        123,843          50,000
Bonds                                                                71,892          74,769
Other debt                                                           13,174           8,295
Minority interest                                                    36,235           4,551
---------------------------------------------------------------------------------------------
                                                                    255,058         141,647
---------------------------------------------------------------------------------------------

Commitments and Contingencies
Shareholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares
    authorized, 973,684 shares outstanding                               10              10
  Common Stock, $.01 par value, 100,000,000 shares
    authorized, 24,389,000 and 24,384,000 shares outstanding            244             244
  Paid-in capital                                                   363,066         356,548
  Undistributed income                                                  337           3,005
  Unearned directors' and officers' compensation                     (1,587)         (2,325)
---------------------------------------------------------------------------------------------
          Total shareholders' equity                                362,070         357,482
---------------------------------------------------------------------------------------------
                                                                  $ 617,128       $ 499,129
=============================================================================================

                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

RFS Hotel Investors, Inc.


CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

For the years ended December 31,                                  1997           1996           1995
------------------------------------------------------------------------------------------------------
Revenue:
  Lease revenue                                                 $ 82,949       $ 61,594       $ 47,249
  Interest income                                                    120            392          1,058
------------------------------------------------------------------------------------------------------
          Total revenue                                           83,069         61,986         48,307
------------------------------------------------------------------------------------------------------

Expenses:
  Real estate taxes and property and casualty insurance            8,357          6,289          5,019
  Depreciation                                                    17,664         10,919          8,578
  Amortization of franchise fees and unearned compensation           883            760            536
  Compensation                                                     2,394          2,120            936
  Franchise taxes                                                    300            260            283
  General and administrative                                       1,985          2,037            968
  Loss on sale of hotel properties                                 1,164            244
  Write-down of a hotel property                                                    668
  Amortization of loan costs                                         913            398            310
  Interest expense, net                                           11,562          3,204            592
------------------------------------------------------------------------------------------------------
          Total expenses                                          45,222         26,899         17,222
------------------------------------------------------------------------------------------------------

Income before minority interest                                   37,847         35,087         31,085

Minority interest                                                 (3,615)          (500)          (439)
------------------------------------------------------------------------------------------------------

Net income                                                        34,232         34,587         30,646

Preferred stock dividends                                         (1,412)        (1,195)
------------------------------------------------------------------------------------------------------

Net income applicable to common shareholders                    $ 32,820       $ 33,392       $ 30,646
======================================================================================================

Basic earnings per share                                        $   1.35       $   1.37       $   1.26

Diluted earnings per share                                      $   1.34       $   1.37       $   1.26

Weighted average common shares                                    24,389         24,353         24,294

                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

RFS Hotel Investors, Inc.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ending December 31, 1997, 1996 and 1995 (in thousands, except share and per share data)

                                                                                                         Unearned
                                                                                                       Officers' and
                                       Preferred Stock       Common Stock       Paid-In  Undistributed   Directors'
                                       Shares  Dollars    Shares      Dollars   Capital      Income    Compensation      Total
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                           24,294,000    $  243   $336,344    $  01,131      $(1,825)      $ 335,893
Distributions on common shares,
    ($1.18 per share)                                                                        (28,666)                     (28,666)
Allocation from minority interest                                                   513                                       513
Amortization of unearned
    compensation                                                                                              427             427
Net Income                                                                                    30,646                       30,646
---------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1995                           24,294,000    $  243   $336,857    $   3,111      $(1,398)      $ 338,813
Issuance of preferred stock,
    net of expenses of $357           973,684    $10                             18,133                                    18,143
Issuance of restricted common
    stock to officers and directors                         90,000         1      1,558                    (1,559)              0
Distributions on common shares,
    ($1.39 per share)                                                                        (33,854)                     (33,854)
Distributions on preferred shares,
    ($0.86 per share)                                                                           (839)                        (839)
Amortization of unearned
     compensation                                                                                             632             632
Net income                                                                                    34,587                       34,587
---------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1996         973,684    $10    24,384,000    $  244   $356,548    $   3,005      $(2,325)      $ 357,482
Issuance of common stock                                     5,000                   72                                        72
Contribution of capital                                                              90                                        90
Distributions on common shares,
    ($1.455 per share)                                                                       (35,488)                     (35,488)
Distributions on preferred shares,
    ($1.45 per share)                                                                         (1,412)                      (1,412)
Allocation from minority interest                                                 6,356                                     6,356
Amortization of unearned
    compensation                                                                                              738             738
Net income                                                                                    34,232                       34,232
---------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1997         973,684    $10    24,389,000    $  244   $363,066    $     337      $(1,587)      $ 362,070
=================================================================================================================================


                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

RFS Hotel Investors, Inc.


CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share and per share data)

For the years ended December 31,                                                  1997           1996          1995
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                   $  34,232       $ 34,587       $ 30,646
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                                 19,460         12,077          9,424
    Income allocated to minority interest                                          3,615            500            439
    Loss on sale and write-down of hotel properties                                1,164            912
    Changes in assets and liabilities:
      Accounts receivable-Lessees                                                 (2,700)        (1,414)        (1,898)
      Prepaids and other assets                                                   (3,063)          (828)           206
      Accounts payable and other liabilities                                       5,882            614             79
----------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                             58,590         46,448         38,896
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in hotel properties and hotels
        under development                                                       (153,564)       (73,356)       (71,248)
   Proceeds from sale of hotel property                                           15,566          3,891
   Escrow deposits and prepayments under
       purchase agreements                                                          (205)        (5,053)        (2,201)
  Cash paid for franchise agreements                                                 (34)                         (579)
----------------------------------------------------------------------------------------------------------------------
           Net cash used by investing activites                                 (138,237)       (74,518)       (74,028)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net proceeds from sale of common stock                                             162
  Net proceeds from sale of preferrred stock                                                     18,143
  Proceeds from issuance of bonds                                                                75,000
  Distributions to common and preferred shareholders                             (36,900)       (34,693)       (28,666)
  Distributions to limited partners                                               (3,738)          (458)          (510)
  Borrowings under revolving credit agreement                                    183,843         92,750         21,850
  Payments on revolving credit agreement                                        (110,000)       (64,600)
  Payments on debt and bonds                                                      (3,523)          (272)
  Redemption of shares/units                                                                                      (125)
  Loan fees paid                                                                  (1,487)        (2,545)          (387)
----------------------------------------------------------------------------------------------------------------------
            Net cash provided (used) by financing activities                      28,357         83,325         (7,838)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             (51,290)        55,255        (42,970)
Cash and cash equivalents at beginning of year                                    57,935          2,680         45,650
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $   6,645       $ 57,935       $  2,680
----------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid for interest                                                       $  11,811       $  3,820       $    450

Supplemental disclosures of non-cash investing and financing activities:
In 1997, the Company recorded a $6,356 allocation to paid-in capital from minority interest.
In 1997, the Partnership issued 2,244,934 limited partnership units valued at $38,200 in connection with the purchase of four hotels.
In 1997, the Partnership applied deposits of $6,064 towards the purchase of hotels.
In 1997, RLGP assumed industrial development bonds of $5,525 in connection with the purchase of a hotel.
In 1996, the Company issued 90,000 shares of Restricted Common Stock, which at dates of issuance, were valued from $15 5/8 to $17 5/8 per share.
In 1996, the Partnership applied deposits of $1,190 toward the purchase of acquired hotels and land.
In 1995, the Company recorded a $513 allocation to paid-in capital from minority interest.
In 1995, the Partnership assumed a note payable of $5,916 in connection with the purchase of a hotel.
In 1995, the Partnership applied a deposit of $1,002 towards the purchase of an acquired hotel.



                    THE ACCOMPANYING NOTES ARE AN INTEGRAL
               PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

RFS Hotel Investors, Inc.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

         RFS Hotel Investors, Inc. (the "Company") was incorporated in Tennessee on June 1, 1993 and is a self-administered real estate investment trust ("REIT"). The Company contributed substantially all of the net proceeds of its public offerings to RFS Partnership, L.P. (the "Partnership") in exchange for the sole general partnership interest in the Partnership. The Partnership began operations in August 1993. At December 31, 1997, and 1996, the Company owned approximately 90.5% and 98.7% of the Partnership, respectively. RFS Managers, Inc. ("Managers") a wholly-owned subsidiary of the Company, was formed effective January 1, 1995 to provide management services to the Company. During 1996, RFS Financing Partnership, L.P., (the "Financing Partnership"), a bankruptcy remote, single purpose Tennessee limited partnership, was formed to issue commercial mortgage bonds (the "Bonds"). During 1997, Ridge Lake General Partners, Inc. ("RLGP") was formed to purchase a hotel. The Company owns approximately 95% of RLGP.

         The Company, through its subsidiary partnerships, acquires or develops and owns hotel properties.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

         INVESTMENT IN HOTEL PROPERTIES. Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets at 40 years for buildings and improvements and 5 to 7 years for furniture and equipment. Upon disposition, both the asset and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to the income statement. Major renewals, betterments and improvements are capitalized. At each reporting period, the Company reviews the carrying value of each hotel property, for which management has not committed to a plan of disposition, to determine if facts and circumstances exist which would suggest that the investment in the hotel property may be impaired or that the depreciation period should be modified. For hotel properties for which management has committed to a plan of disposition, the Company adjusts the carrying value to the lower of carrying value or fair value less costs of disposition. The Company does not believe that there are any current facts or circumstances indicating any material impairment of any hotel property at December 31, 1997.

         CASH AND CASH EQUIVALENTS. All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company invests portions of its excess cash in money market funds.

         DEFERRED EXPENSES. Deferred expenses consist of initial fees paid to franchisors, annual loan fees and costs incurred in issuing the Bonds, and are recorded at cost. Amortization of franchise fees is computed using the straight-line method over the lives of the franchise agreements which range from 10 to 15 years. Amortization of annual loan fees is computed using the straight-line method over 12 months. Amortization of the costs incurred in issuing the Bonds is computed using the interest method over the stated maturity of the Bonds. Accumulated amortization of the deferred expenses is $2.2 million and $1.1 million at December 31, 1997 and 1996 respectively.

         REVENUE RECOGNITION. The Partnership leases the hotels to third parties, (collectively, the "Lessees"), pursuant to lease agreements ("Percentage Leases") which provide for rent equal to the greater of (i) fixed base rent, or (ii) rent payments based on percentages of revenues at the hotels. Base rent is payable monthly. Percentage rent is payable quarterly. Lease revenue is recognized as earned from the Lessee under the Percentage Leases from the date of acquisition.

         MINORITY INTEREST. Minority interest in the Partnership represents the limited partners proportionate share of the equity in the Partnership. Income is allocated to minority interest based on the weighted percentage ownership throughout the year.

         BASIC EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE. Basic earnings per share is computed by dividing net income less preferred dividends by the weighted average number of shares of common stock outstanding for the reporting period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of preferred and common stock, and common stock equivalents outstanding during the reporting period. Options are considered common stock equivalents.

         INCOME TAXES. The Company has qualified as a Real Estate Investment Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements.

         Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the estimated useful lives used to compute depreciation and in the recognition of unearned compensation to officers and directors. Distributions made in 1997, 1996, and 1995 were considered 100% ordinary income for federal income tax purposes.

         DISTRIBUTIONS. The Company intends to pay regular quarterly distributions which are dependent upon receipt of distributions from the Partnership in order to maintain its REIT status under the Internal Revenue Code.

         CONCENTRATIONS OF CREDIT RISK. The Company places cash deposits at financial institutions. At December 31, 1997, bank account balances exceeded federal depository insurance limits by $4.0 million.

RFS Hotel Investors, Inc.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. INVESTMENTS IN HOTEL PROPERTIES

         The investment in hotel properties consists of the following at December 31, 1997, and 1996, respectively (in thousands):

                                                                 1997                1996
         --------------------------------------------------------------------------------
         Land                                                $ 69,087            $ 50,265
         Building and improvements                            478,142             351,889
         Furniture and equipment                               52,614              24,736
         Capital improvements program expenditures             14,202              11,999
         --------------------------------------------------------------------------------
                                                              614,045             438,889
         Less accumulated depreciation                         40,219              23,271
         --------------------------------------------------------------------------------
                                                             $573,826            $415,618
         --------------------------------------------------------------------------------

         Capitalized interest during 1997 and 1996 was $1.0 and $.5 million, respectively. At December 31, 1997, the Company owned 60 hotel properties in 24 states. Fifty-eight of the hotels are affiliated with national franchises. Eight of the hotels with a net book value of $175.2 million at December 31, 1997 are located in California.

NOTE 4. LINE OF CREDIT

         The Company has a bank line of credit (the "Line of Credit") for $175 million. Borrowings under the Line of Credit bear interest at LIBOR plus 1.45%. The Line of Credit is secured by first priority mortgages on 28 hotels and agreements restricting the transfer, pledge or other hypothecation of 9 hotels (collectively, the "Collateral Pool") with a net book value of $330.1 million at December 31, 1997. The Line of Credit contains various covenants including the maintenance of a minimum net worth, minimum debt coverage and interest coverage ratios, total indebtedness and total liabilities limitations and borrowing base to value limitations. The Company was in compliance with these covenants at December 31, 1997. The Company had borrowed $123.8 million on the Line of Credit at December 31, 1997. The Line of Credit is due July 30, 2000.

         The Company had a $75 million line of credit (the "Credit Line") which was terminated and paid-off at the closing of the Line of Credit in July 1997. Borrowings under the Credit Line bore interest at the 90-day LIBOR plus 1.75%. The Company had outstanding borrowings of $75 million on the Credit Line at the point of pay-off.

NOTE 5. BONDS

         In November, 1996, the Financing Partnership issued $75 million of commercial mortgage bonds, series 1996-1 as follows:

                         Initial                  Interest
         Class           Principal Amount         Rate                Stated Maturity
         ------------------------------------------------------------------------------
         Class A         $50 Million              6.83%               August 20, 2008
         Class B         $25 Million              7.30%               November 21, 2011

         Principal payments on the Class A Bonds are based on a 141-month amortization schedule beginning in December 1996; principal payments on the Class B Bonds are payable based on a 39-month amortization schedule beginning in September 2008. Total monthly principal and interest payments approximate $.7 million.

         Aggregate annual principal payments for the next five years at December 31, 1997 for the Bonds are as follows (in thousands):

                              Year           Amount
                              ----------------------
                              1998           $3,082
                              1999            3,302
                              2000            3,537
                              2001            3,790
                              2002            4,060

         The Bonds are collateralized by first priority mortgage liens on 15 hotel properties with an aggregate net book value of $140.7 million at December 31, 1997. The Bonds cannot be prepaid prior to November 2001, and thereafter, only upon payment of a yield maintenance premium.

RFS Hotel Investors, Inc.

NOTE 6. OTHER DEBT

         In connection with the purchase of a hotel in Fishkill, NY, the Partnership assumed industrial development bonds, ("IDB's"), issued in 1988 and which are due December 1, 2002. The IDB's bear interest at a variable rate which, as of December 31, 1997, was approximately 3.5% per year. Interest is payable quarterly; principal is payable in installments of $5.6 million every three (3) years with the next installment due in 2000. The outstanding balance on the IDB's is $1.8 million at December 31, 1997. The Fishkill hotel is collateral for the IDB's and has a net book value of $12.7 million at December 31, 1997.

         In connection with a purchase of a hotel in Atlanta, GA, the Partnership assumed a promissory note payable which has a principal balance of $5.9 million at December 31, 1997. The promissory note bears interest at 10.15% and is due in monthly principal and interest installments of $53,000. The note is due July 1, 1998 and contains a prepayment premium. A Residence Inn in Atlanta, GA is collateral for the note and has a net book value of $11.6 million at December 31, 1997.

         In connection with the purchase of a hotel in Birmingham, AL, RLGP assumed industrial development bonds ("Birmingham IDB's"), which are due in 2001. The Birmingham IDB's bear interest at a variable rate which, at December 31, 1997, was approximately 4% per year. Interest is payable quarterly; principal is payable annually. The outstanding balance on the Birmingham IDB's is $5.5 million at December 31, 1997. The Birmingham hotel is collateral for the Birmingham IDB's and has a net book value of $18.2 million at December 31, 1997.

         Aggregate annual principal payments for the next five years at December 31, 1997 for the above other debt are as follows (in thousands):

                              Year           Amount
                              ----------------------
                              1998           $6,354
                              1999           $  560
                              2000            3,915
                              2001            1,125
                              2002            1,220

NOTE 7. COMMITMENTS

         The Company has entered into a master agreement with one of the Lessees. The master agreement requires the Lessee to maintain a certain net worth, as defined, grants a ten-year right to lease hotel properties acquired or developed by the Partnership or the Company, subject to certain exceptions, and restricts, for a period of time, changes in control of the Lessee, among other items.

         The Company must rely on the Lessees to generate sufficient cash flow from the operation of the hotel properties to enable the Lessees to meet rent obligations under the Percentage Leases. The rent obligations under the Percentage Leases are unsecured and are not guaranteed. At December 31, 1997, the Lessees are in compliance with the provisions of the master agreement and the Percentage Leases.

         Both the base rent and the percentage rent threshold room revenue in each lease computation are subject to adjustments for changes in the Consumer Price Index ("CPI"). The adjustment is made for all leases entered into after December 31, 1993 and is calculated at the beginning of each calendar year following the year of acquisition. Effective January 1, 1997 and 1996, adjustments to the leases were computed using the average CPI increase for 1996 and 1995 of 2.95% and 2.83%, respectively.

         In 1997, 1996, and 1995, the Company earned base rents of $37.5 million, $25.9 million and $22.0 million, respectively, and percentage rents in excess of the base rents, of $45.4 million, $35.7 million and $25.3 million, respectively.

         Under the Percentage Leases, the Partnership is obligated to pay the costs of real estate taxes, property insurance, maintenance of underground utilities and structural elements of the hotel properties, and for the periodic replacement or refurbishment of furniture, fixtures and equipment required for the retention of the franchise licenses with respect to the hotel properties.

         The Company has future lease commitments under the various Percentage Leases from the Lessees for various terms extending through May 2012. Minimum future rental income under these Percentage Leases for the next five (5) years is $37.3 million per year. Aggregate future minimum rental income under these Percentage Leases is $449.9 million at December 31, 1997.

         The Company leases office space. Annual lease payments total $132,000 through December 2006.

         The Company has contracted to sell a hotel in Tupelo, Mississippi for $4.6 million. The sale is expected to occur in the first quarter of 1998.

RFS Hotel Investors, Inc.

         The Partnership is developing the following hotels:

                                                        Number of        Estimated                Estimated
         Franchise            Location                 Rooms/Suites   Development Costs        Opening Quarter
         ------------------------------------------------------------------------------------------------------
         Residence Inn        West Palm Beach, FL          78           $6.2 million                1Q98
         Hampton Inn          Jacksonville, FL            118           $6.2 million                1Q98
         Homewood Suites      Chandler, AZ                 83           $6.6 million                1Q98
         TownePlace Suites    Fort Worth, TX               95           $6.3 million                3Q98
         Courtyard            Crystal Lake, IL             90           $6.5 million                4Q98
         TownePlace Suites    Miami, FL                    95           $6.5 million                4Q98

         The Partnership is constructing a 40 room addition to the Beverly Heritage Hotel in Milpitas, CA. Construction costs are estimated at $3.0 million. Completion of the addition is expected in the third quarter of 1998. Additionally, the Partnership is constructing a 36-suite addition to the Residence Inn in Charlotte, NC. Construction costs are estimated at $3.6 million. Completion of the addition is expected in the third quarter of 1998.

         At December 31, 1997, the Company intends to spend, in 1998, a remaining $9.9 million to complete the 1997 capital improvement programs with respect to the Hotels.

NOTE 8. CAPITAL STOCK

         The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof.

         The Company has issued to one of the Lessees 973,684 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock has an initial preference value of $19.00 per share (the "Stated Value"), a par value of $0.01, and is senior to the Company's common stock as to dividends and upon liquidation of the Company. The shares of Series A Preferred Stock are entitled to a $1.45 cumulative annual dividend per share. Each share of Series A Preferred Stock has one vote and is convertible into one share of common stock after February 2002. The shares of Series A Preferred Stock have mandatory redemption rights upon the occurrence of certain events which are under the Company's control. The Company can redeem the Series A Preferred Stock after the seventh anniversary of issuance at the Stated Value, together with all accrued and unpaid dividends.

         Pursuant to the Partnership Agreement, holders of units of limited partnership interests in the Partnership have certain rights ("Redemption Rights") which enable them to cause the Partnership to redeem their units of limited partnership interest in the Partnership for cash, or, at the Company's option, for shares of Common Stock on a one-for-one basis. At December 31, 1997, an aggregate of 2,569,609 shares are issuable upon exercise of Redemption Rights. The units of limited partnership interests were valued at the fair market value of Common Stock on the date of issuance of the units. In 1995, 8,626 limited partnership units were redeemed for approximately $125,000 in cash. The number of shares issuable upon exercise of the Redemption Rights will be adjusted upon the occurrence of stocks splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners.

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

RFS Hotel Investors, Inc.

         The following table summarizes the option activity under the Plan:


                                                                    1997            1996            1995
         ----------------------------------------------------------------------------------------------------
         Shares under options at beginning of year                 775,000         525,000         500,000
         Granted                                                   417,700         250,000          25,000
         Exercised                                                   5,000              --              --
         Lapsed                                                         --              --              --
         Terminated                                                     --              --              --
         Shares under option at end of year                      1,187,700         775,000         525,000
         Shares under option exercisable at end of year            395,000         240,000         135,000
         Price range of shares under option at end of year    $13.50-$18.8125    13.50-17.00    13.50-16.625
         Options available for future grant                        507,300         925,000         345,000

         Also, under the Plan, the Company granted 90,000 and 125,000 shares of Restricted Stock in 1996 and 1994, respectively subject to vesting. At December 31, 1997, 103,000 shares were vested.

         The Company has also granted 20,000 shares of Restricted Stock at prices ranging from $10.00 to $14.50 per share subject to vesting. These grants were not granted under the Plan. At December 31, 1997, 15,000 shares were vested.

         Options and Restricted Stock shares vest at 20% per year. Prior to vesting, holders of the Restricted Stock are entitled to vote and receive distributions with respect to unvested shares.

NOTE 9. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

         CASH AND CASH EQUIVALENTS. The carrying amount approximates fair value because of the short maturity of those instruments.

         BORROWING ON LINE OF CREDIT. The carrying amount approximates fair value due to the Company's ability to obtain such borrowings at comparable interest rates.

         BONDS AND OTHER DEBT. The fair value of the Company's Bonds and other debt is based on the current rates offered to the Company for debt of the same remaining maturities.

         The estimated fair value of the Company's financial instruments at December 31, 1997 are as follows (in thousands):

                                                  Carrying          Fair
                                                   Amount          Value
         ----------------------------------------------------------------
         Cash and cash equivalents                $  6,645       $  6,645
         Borrowing on Line of Credit               123,843        123,843
         Bonds and Other Debt                       85,066         86,241

NOTE 10. STOCK-BASED COMPENSATION PLANS

         The Company applies APB Opinion No. 25 and related Interpretations in accounting for The Plan. FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to the Plan. Adoption of the expense recognition provisions of SFAS 123 is optional; however, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 in 1995 are presented below.

         The fair value of each option granted during 1997, 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend of $1.50, (2) expected volatility of .24, (3) a risk-free interest rate of 6.24% for 1997 and 6.94% for 1996 and 1995, and (4) expected life of 10 years.

         Had compensation cost for the Company's 1997, 1996 and 1995 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's pro forma net income, and net income per common share for 1997, 1996 and 1995 would not have been materially different from the reported amounts.

         The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

RFS Hotel Investors, Inc.

NOTE 11. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

         The unaudited pro forma condensed statements of operations of the Company are presented as if the acquisition of the 60 hotel properties which are owned at December 31, 1997 had occurred on January 1, 1996. These unaudited pro forma condensed statements of operations are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of January 1, 1996, nor does it purport to forecast the results of operations for future periods.

                                                                                        1997                1996
-----------------------------------------------------------------------------------------------------------------
         Operating Data:                                                              (in thousands)
                         Total revenue                                                $86,670             $77,882
                         Real estate taxes and property and casualty and insurance      8,858               7,645
                         Depreciation and amortization                                 21,300              21,300
                         Compensation                                                   2,394               2,394
                         Franchise taxes                                                  300                 300
                         General and administrative                                     1,985               1,985
                         Loss on sale of hotel properties                               1,164                 244
                         Write-down of a hotel property                                    --                 668
                         Interest expense                                              13,419              13,419
                         Income before minority interest                               37,250              29,927
                         Minority Interest                                              3,550               2,852
                         Net income                                                   $33,700             $27,075
                         Basic earnings per share                                     $  1.32             $  1.06
                         Weighted average common shares                                24,389              24,353

NOTE 12. CALCULATION OF EARNINGS PER SHARE

         Calculations of basic and diluted earnings per share under SFAS 128 are as follows:


                                                            1997       1996      1995
---------------------------------------------------------------------------------------
Basic EPS:
Net income                                                $34,232     $34,587   $30,646
Less dividends declared on preferred stock                 (1,412)     (1,195)        0
---------------------------------------------------------------------------------------
                                                          $32,820     $33,392   $30,646
---------------------------------------------------------------------------------------

Weighted average common shares outstanding                 24,389      24,353    24,294
---------------------------------------------------------------------------------------
                                                          $  1.35     $  1.37   $  1.26
Diluted EPS:
Net income                                                $34,232     $34,587   $30,646
---------------------------------------------------------------------------------------

Weighted average common shares outstanding                 24,389      24,353    24,294
Preferred shares outstanding                                   --          --        --
Common stock equivalents                                      147          34         0
---------------------------------------------------------------------------------------
Weighted average common shares and dilutive
   common stock equivalents outstanding                    24,536      24,387    24,294
---------------------------------------------------------------------------------------
                                                          $  1.34     $ 1.37    $  1.26

The preferred shares are anti-dilutive and thus not considered in the calculation of diluted earnings per share.

NOTE 13. SUBSEQUENT EVENTS

         On January 28, 1998, the Partnership declared a cash distribution of $0.375 per partnership unit and the Company declared a $0.375 cash distribution on each share of Common Stock outstanding on February 9, 1998. The distributions were paid on February 17, 1998.

         In February 1998, the partnership sold a hotel in Tupelo, MS for $4.6 million.

         In February 1998, due to the resignation of an officer of the Company, the Company purchased $2.0 million of treasury stock and 180,000 Options became available for future grant under the Plan.

RFS Hotel Investors, Inc.


Report of Independent Accountant

To the Board of Directors and Shareholders

         We have audited the accompanying consolidated balance sheets of RFS Hotel Investors, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RFS Hotel Investors, Inc. as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                                       Coopers & Lybrand L.L.P.
                                                             Memphis, Tennessee
                                                   January 20, 1998, except for
                                                        Note 13 as to which the
                                                      date is February 28, 1998

RFS Hotel Investors, Inc.


SELECTED FINANCIAL DATA

(unaudited) (in thousands, except per share amounts)

                                          1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------
Lease revenue                           $ 82,532       $ 61,594       $ 47,249       $ 21,666       $ 1,907
Income before interest,
  depreciation and amortization           68,869         50,368         41,101         18,632         1,608
Income before minority interest
  or extraordinary gain                   37,847         35,087         31,085         14,351         1,236
Net income                                34,232         34,587         30,646         14,156         1,208
Diluted earnings per share                  1.34           1.37           1.26           0.94          0.25
Total assets                             617,128        499,129        376,926        346,870        80,754
Total debt                               208,909        133,064         30,186          2,420             0
FFO per share                               2.05           1.85           1.61           1.18          0.52
Dividend paid                              1.455           1.39           1.18           0.97          0.11


QUARTERLY RESULTS OF OPERATIONS

(unaudited) (in thousands, except per share amounts)

                                            First          Second         Third           Fourth
                                            Quarter        Quarter        Quarter         Quarter        Total
---------------------------------------------------------------------------------------------------------------
1997:
Revenue                                 $   17,907     $   21,747     $   23,862     $    19,553    $    83,069
Income before minority interest              8,529         11,369         11,782           6,167         37,847
Net income                                   7,694         10,308         10,667           5,563         34,232
Diluted earnings per share                     .30            .41            .42             .21           1.34
FFO per share                                  .45            .57            .60             .44           2.05
Dividend paid per share                        .36            .36            .36            .375          1.455

1996:

Revenue                                 $   13,337     $   16,174     $   18,342     $    14,133    $    61,986
Income before minority interest              7,344          9,987         11,553           6,203         35,087
Net income                                   7,236          9,850         11,392           6,109         34,587
Diluted earnings per share                     .29            .39            .45             .24           1.37
FFO per share                                  .40            .50            .57             .38           1.85
Dividend paid per share                        .33            .34            .36             .36           1.39

1995:
Revenue                                 $   10,366     $   12,369     $   13,763     $    11,809    $    48,307
Income before minority interest              6,081          8,713          9,640           6,651         31,085
Net income                                   5,989          8,602          9,513           6,542         30,646
Diluted earnings per share                     .25            .35            .39             .38           1.26
FFO per share                                  .33            .44            .48             .37           1.61
Dividend paid per share                        .28            .29            .30             .31           1.18



                                                                            31