Form 10-K, Exhibit 13
period 1998-12-31
RFS HOTEL INVESTORS INC
filed 1999-03-31
CIK 906408

                                                                    EXHIBIT 13.1



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

The Company commenced operations in August 1993 upon completion of its initial public offering and the simultaneous acquisition of seven hotels with 1,118 rooms. The following chart summarizes information regarding the 60 hotels (the "Hotels") owned at December 31, 1998 through the Company's operating partnership, RFS Partnership, L.P., and its subsidiaries (collectively, the "Partnership").

                                                        Number of             Number of
Franchise Affiliation                               Hotel Properties        Rooms/Suites
------------------------------------------------------------------------------------------------------------------------------------
Full Service Hotels:
         Holiday Inn                                       6                   1,208
         Sheraton Hotels and Sheraton Four Points          5                   1,018
         Doubletree                                        1                     220
         Ramada Plaza                                      1                     234
         Independent                                       2                     290
------------------------------------------------------------------------------------------------------------------------------------
             Sub-total                                    15                   2,970
------------------------------------------------------------------------------------------------------------------------------------

Extended Stay Hotels:
         Residence Inn by Marriott                        14                   1,847
         Homewood Suites                                   1                      83
         TownePlace Suites                                 1                      95
         Hawthorn Suites                                   1                     280
------------------------------------------------------------------------------------------------------------------------------------
             Sub-total                                    17                   2,305
------------------------------------------------------------------------------------------------------------------------------------

Limited Service Hotels:
         Hampton Inn                                      19                   2,364
         Courtyard by Marriott                             1                     102
         Holiday Inn Express                               5                     637
         Comfort Inn                                       3                     472
------------------------------------------------------------------------------------------------------------------------------------
             Sub-total                                    28                   3,575
------------------------------------------------------------------------------------------------------------------------------------
             Total                                        60                   8,850
====================================================================================================================================

The following chart summarizes ownership history for the years presented:

                                                                       1998                   1997                   1996
------------------------------------------------------------------------------------------------------------------------------------
Hotels owned at beginning of year                                        60                     53                     48
Acquisitions and developed Hotels placed into service                     6                     10                      6
Sales                                                                    (6)                    (3)                    (1)
------------------------------------------------------------------------------------------------------------------------------------
Hotels owned at end of year                                              60                     60                     53
====================================================================================================================================

The Hotels are located in 24 states. Management believes it is prudent to diversify geographically and among franchise brands.

The Partnership leases 56 of the Hotels to third parties, (collectively, the "Lessees") pursuant to leases (the "Percentage Leases") which provide for annual rent equal to the greater of (i) fixed base rent, or (ii) rent payments based on percentages of the Hotels' revenues ("Percentage Rent"). Base rent is payable monthly. Percentage Rent is payable quarterly. Four Hotels are not leased and are operated by third parties, (the "Operators"), pursuant to management agreements between the Partnership and the Operators. The Lessees operate 52 of the 56 Hotels they lease. The other four Hotels are operated by other third parties, (the "Lessee Operators"), pursuant to management agreements between the Lessees and the Lessee Operators. One of the Lessees has a right of first refusal, subject to certain exceptions, to lease hotels acquired by RFS Partnership, L.P. through February 27, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
Comparison of 1998 to 1997

Increases in lease revenue for the year ended December 31, 1998 over 1997 are primarily due to increases in revenue per available room ("REVPAR") at the hotels owned throughout both periods.

The following table shows statistical data regarding the hotels on an actual and a pro forma basis. The pro forma assumes 53 of the 60 hotels owned at December 31, 1998 were owned by the Partnership throughout both years; it excludes four newly opened hotels and three hotels which were undergoing major renovations during 1998.

                                      Actual                             Pro Forma
                                      ------                             ---------
                                                % Increase                           % Increase
                            1998       1997     (Decrease)       1998       1997     (Decrease)
         --------------------------------------------------------------------------------------
         Occupancy          73.8%      74.1%      (0.4)          75.0%      75.7%      (0.9)
         ADR               $83.61     $75.94      10.1          $83.74     $78.63       6.5
         REVPAR            $61.74     $56.31       9.6          $62.80     $59.52       5.5

Increases in other revenue are a result of interest income earned on notes receivable taken as part of the purchase price for hotels sold and net operating income from non-leased hotels owned in 1998 and not in 1997.

Increases in real estate taxes and property and casualty insurance and increases in depreciation in 1998 over 1997 are due to the increased number of hotels owned by the Partnership during 1998 over 1997 and increased real estate tax assessments.

Decreases in compensation in 1998 over 1997 are primarily due to a decreased number of employees, including one highly compensated employee who resigned in the first quarter of 1998 and whose responsibilities were assumed by existing employees.

Interest expense increased in 1998 over 1997 due to increased borrowings on the Line of Credit and the assumption of the bonds in connection with the purchase of a hotel.

Comparison of 1997 to 1996

Increases in lease revenue for the year ended December 31, 1997 over 1996 are due to (i) an increased number of hotels being owned by the Partnership and leased to the Lessees during the 1997 period and (ii) increases in REVPAR at the hotels owned throughout both periods.

The following table shows statistical data regarding the Hotels on an actual and a pro forma basis. The pro forma assumes 43 of the 60 hotels owned at December 31, 1997 were owned by the Partnership throughout both years; it excludes six newly opened hotels and three expanded hotels where the room additions were not open throughout both years, one hotel which was undergoing a major renovation during 1997 and seven hotels which the Partnership intended to sell at December 31, 1997.

                                       Actual                            Pro Forma
                                       ------                            ---------
                                               % Increase                           % Increase
                            1997       1996    (Decrease)        1997        1996    (Decrease)
         --------------------------------------------------------------------------------------
         Occupancy          74.1%      76.3%      (2.9)         76.7%       77.0%      (0.4)
         ADR               $75.94     $69.20       9.7         $80.11      $74.91       6.9
         REVPAR            $56.31     $52.83       6.6         $61.42      $57.70       6.4

Increases in other revenue are a result of net operating income from a non-leased hotel owned in 1997 and not in 1996.

Increases in real estate taxes and property and casualty insurance and increases in depreciation in 1997 over 1996 are due to the increased number of hotels owned by the Partnership during 1997 over 1996 and increased real estate tax assessments.

Increases in compensation in 1997 over 1996 are primarily due to an increased number of employees.

Increases in amortization of loan costs in 1997 over 1996 are due to a full year of amortization in 1997 of costs related to a bond financing in November 1996 and amortization of commitment fees related to the Line of Credit.

Interest expense increased in 1997 over 1996 due to Bonds being outstanding for the full year during 1997, increased borrowings on the Line of Credit, and the assumption of the Birmingham Bonds.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has a bank line of credit (the "Line of Credit") for $100 million. Borrowings under the Line of Credit bear interest at a variable rate based on LIBOR. The interest rate was approximately 7.2% at December 31, 1998. The Line of Credit is collateralized by first priority mortgages on 16 hotels and agreements restricting the transfer, pledge or other hypothecation of 5 hotels (collectively, the "Collateral Pool") with a net book value of $180 million at December 31, 1998. The Line of Credit contains various covenants including the maintenance of a minimum net worth, minimum debt coverage and interest coverage ratios, total indebtedness and total liabilities limitations and borrowing base to value limitations. The Company was in compliance with these covenants at December 31, 1998. The Company had borrowed $82.3 million on the Line of Credit at December 31, 1998. The Line of Credit is due July 30, 2000.

The Company, through a subsidiary, issued $75 million of commercial mortgage bonds (the "Bonds") series 1996-1 as follows:

                                  Initial           Interest
         Class               Principal Amount          Rate                 Stated Maturity
         --------------------------------------------------------------------------------------
         Class A                $50 Million            6.83%                August 20, 2008
         Class B                $25 Million            7.30%               November 21, 2011

Principal payments on the Class A Bonds are payable based on a 141-month amortization schedule beginning in December 1996; principal payments on the Class B Bonds are payable based on a 39-month amortization schedule beginning in September 2008. The total monthly principal and interest payments approximate $.7 million for the Class A Bonds. The outstanding balance on the bonds was $68.8 million at December 31, 1998.

In December 1998, the Company, through two special purpose entities, completed a $95.8 million long-term financing. Principal and interest payments, based on a 25-year amortization, of $.7 million and escrow payments of $.4 million are due monthly through December 2008 at which time all outstanding principal and interest is due. The debt bears interest at 7.8%. Ten of the Hotels with a net book value of $132.2 million are collateral for the debt. The proceeds of the financing were used to reduce the Company's indebtedness under the Line of Credit.

In connection with the purchase of a hotel in Fishkill, NY, the Partnership assumed approximately $2.4 million of indebtedness pursuant to industrial development bonds, (the "IDB's") issued in 1988 and which are due December 1, 2002. The IDB's bear interest at a variable rate which, as of December 31, 1998, was approximately three and one-half percent (3.5%) per annum. Principal is payable in installments of $.6 million every three years with the next installment due in 2000. The outstanding balance on the IDB's was $1.8 million at December 31, 1998.

In connection with the purchase of a hotel in Birmingham, AL, Ridge Lake General Partners, Inc. ("RLGP"), a subsidiary of the Company, assumed industrial development bonds ("Birmingham IDB's"), which are due in 2001. The Birmingham IDB's bear interest at a variable rate which, at December 31, 1998, was approximately 4.1% per year. Interest is payable quarterly; principal is payable annually. The outstanding balance on the Birmingham IDB's is $5 million at December 31, 1998. The Birmingham hotel is collateral for the Birmingham IDB's and has a net book value of $20 million at December 31, 1998.

A subsidiary, in which the Company has a 75% ownership interest, purchased the Ramada Plaza Hotel in San Francisco, CA ("Wharf") and has non-recourse debt of $19.1 million at December 31, 1998. This debt bears interest at 8.22%. Principal and interest payments, based on a 25-year amortization, of $152,000 and escrow payments of $50,000 are due monthly through November 2007 at which time all outstanding principal and interest is due. The Ramada Plaza is collateral for this debt and has a net book value of $34 million at December 31, 1998.

The Company budgeted $20.6 million for 1998 capital improvements at 55 of the hotels owned at December 31, 1998. At December 31, 1998, the Partnership had spent approximately $17.9 million of the budgeted amounts. The Company will use cash generated from operations to fund the remaining $ 2.7 million of expenditures. The Company intends to substantially complete these improvements by the second quarter of 1999. Additionally, the Company has budgeted approximately $15.9 million for 1999 capital improvements at 58 of the Hotels owned at December 31, 1998.

The Partnership is developing the following hotels:

                                                             Number of          Estimated          Estimated
         Location                   Franchise               Rooms/Suites    Development Costs   Opening Quarter
         --------------------------------------------------------------------------------------------------------
         Miami Lakes, FL            TownePlace Suites           95                $6.5               2Q99
         Tampa, FL                  TownePlace Suites           95                $6.3               3Q99
         Miami Airport-West, FL     TownePlace Suites           95                $6.5               3Q99
         Crystal Lake, IL           Courtyard by Marriott       90                $7.5               1Q00
          (Chicago)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Partnership is constructing a 40 room addition to the Beverly Heritage Hotel in Milpitas, CA. Construction costs are estimated at $3.8 million. Completion of the addition is expected in the fourth quarter of 1999.

In addition to purchasing existing hotel properties at targeted rates of return, management anticipates that the Company will both develop additional hotels and enter into contracts to acquire hotels from third parties after development. It is expected that future investments in hotel properties will be financed, in whole or in part, with cash generated from operations, short-term investments, proceeds from additional issuances of equity securities, borrowings under the Line of Credit or other securities or borrowings.

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

The Company has filed a Shelf Registration Statement on Form S-3 (the "Shelf") with the Securities and Exchange Commission for the issuance from time to time of preferred stock, common stock and depositary shares representing entitlement to all rights and preferences of a fraction of a share of preferred stock of a specified series in the aggregate amount of up to $250 million. The Shelf became effective July 30, 1996. In March 1998, the Company issued 547,946 shares of common stock from the Shelf with proceeds of $9.5 million.

The Company intends to fund cash distributions to shareholders principally out of cash generated from operations. The Company may incur, or cause the Partnership to incur, indebtedness to meet distribution requirements imposed on a REIT under the Code (including the requirement that a REIT distribute to its shareholders annually at least 95% of its taxable income) to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. In 1998, the Partnership has, through December 31, 1998, made cash distributions to its partners, including the Company, of $41.3 million or $1.51 per Partnership unit, from which the Company made cash distributions to common shareholders of $37.5 million, or $1.51 per share. The Company also made cash distributions to the preferred shareholder of $1.4 million, or $1.45 per share. The Company and the Partnership utilized available cash to fund such distributions.

INFLATION

Operators of hotels generally possess the ability to adjust room rates quickly. However, competitive pressures have limited, and may in the future, limit the ability of the hotels' operators to raise rates in the face of inflation. Industry-wide REVPAR growth outpaced inflation from 1993 through 1998.

SEASONALITY

The Hotels' operations historically have been seasonal in nature, generally reflecting higher occupancy during the second and third quarters. This seasonality can be expected to cause fluctuations in the Partnership's quarterly lease revenue to the extent that it receives Percentage Rent.

YEAR 2000 MANAGEMENT

Beginning in the fourth quarter of 1997, the Company began evaluating the impact of the Year 2000 (Y2K) problem on its systems. The Company also began inquiring of its Lessees regarding the operation of the Lessee's systems at properties owned by the Company. The only software package that was not Y2K compliant was the accounting system of the Company. The Company purchased a new accounting system in January of 1998. The Company has been converting to the new format and plans to go live on July 1, 1999. All computers passed the Y2K check, as well as the phone system and other hardware. The Company has been advised by its Lessees and management companies that the systems at the properties (reservation, accounting, etc.) are being upgraded where necessary by the appropriate management company. Since the Company depends on its Lessees and management companies for revenue information at the hotels in order to calculate percentage rent due to the Company under the leases, any Y2K problem which affects revenue accounting by the Lessees or management companies at the Company's hotels could have a material adverse impact on the Company's business.

Testing will continue throughout 1999 on both the new and old software to verify its operation. The Company is in the process of obtaining a statement from its vendors about their Y2K status. The Company estimates its total cost related to the Y2K problem to be approximately $80,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FUNDS FROM OPERATIONS

The Company considers Funds from Operations ("FFO") a widely accepted and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sale of property, plus real estate depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from the methods used by other REITs and, accordingly, may not be comparable to such other REITs. The computation of FFO is consistent with the NAREIT White Paper Definition of FFO with the exception that the 1998 non-recurring write-off of attempted merger expenses has been added back to calculate FFO. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including the ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance.

                                                                  For the Year Ended
                                                                ----------------------
                                                             1998                    1997
                                                           --------                ---------
         Income before minority interest                    $37,723                 $37,847
         Add depreciation                                    20,906                  17,664
         Add loss on sale of hotel properties                 4,149                   1,164
         Add attempted merger expenses                        1,664
         Less preferred dividend                             (1,412)                 (1,412)
---------------------------------------------------------------------------------------------
         FFO                                                $63,030                 $55,263
---------------------------------------------------------------------------------------------
         Weighted average shares and
            partnership units outstanding                    27,343                  26,952
         FFO per share                                      $  2.31                 $  2.05

                           CONSOLIDATED BALANCE SHEETS

RFS HOTEL INVESTORS, INC.                                        (in thousands, except share data)
                                                                  December 31,       December 31,
                                                                      1998              1997
-----------------------------------------------------------------------------------------------------
ASSETS

Investment in Hotel Properties, net                                 $624,730          $573,826
Hotels under development                                              18,289            15,739
Cash and cash equivalents                                              2,014             4,131
Restricted cash                                                        7,809             2,514
Accounts receivable-Lessees                                           10,656             9,887
Notes receivable                                                       4,949             2,293
Deferred expenses, net                                                 5,216             4,061
Prepaid and other assets                                               8,818             4,472
Escrow deposits                                                        1,510               205
-----------------------------------------------------------------------------------------------------

                                                                    $683,991          $617,128
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses                               $  5,320          $  6,423
Accrued real estate taxes                                              2,961             3,491
Borrowings on line of credit                                          82,307           123,843
Long-term obligations                                                190,492            85,066
Minority interest                                                     35,974            36,235
-----------------------------------------------------------------------------------------------------
                                                                     317,054           255,058
-----------------------------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares
    authorized, 973,684 shares outstanding                                10                10
  Common Stock, $.01 par value, 100,000,000 shares
    authorized, 25,115,946 and 24,389,000 shares outstanding             251               244
  Paid-in capital                                                    374,959           363,066
  Treasury stock, 110,000 shares                                      (2,012)
  Undistributed income (distributions in excess of income)            (4,468)              337
  Unearned directors' and officers' compensation                      (1,803)           (1,587)
-----------------------------------------------------------------------------------------------------
      Total shareholders' equity                                     366,937           362,070
-----------------------------------------------------------------------------------------------------
                                                                    $683,991          $617,128
=====================================================================================================

       The accompanying notes are an integral part of these consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME

RFS HOTEL INVESTORS, INC.                (in thousands, except share and per share data)
For the years ended December 31,             1998             1997             1996
------------------------------------------------------------------------------------------
Revenue:
  Lease revenue                             $92,788          $82,531          $61,594
  Other revenue                               4,139              538              392
------------------------------------------------------------------------------------------
       Total revenue                         96,927           83,069           61,986
------------------------------------------------------------------------------------------

Expenses:
  Real estate taxes and property and
    casualty insurance                        9,769            8,357            6,289
  Depreciation                               20,906           17,664           10,919
  Amortization of franchise fees and
    unearned compensation                       779              883              760
  Compensation                                2,081            2,394            2,120
  Franchise taxes                               180              300              260
  General and administrative                  2,141            1,985            2,037
  Attempted merger expenses                   1,664
  Loss on sale of hotel properties            4,149            1,164              244
  Write-down of a hotel property                                                  668
  Amortization of loan costs                    931              913              398
  Interest expense, net                      16,604           11,562            3,204
------------------------------------------------------------------------------------------
       Total expenses                        59,204           45,222           26,899
------------------------------------------------------------------------------------------

Income before minority interest              37,723           37,847           35,087

Minority interest                            (3,655)          (3,615)            (500)
------------------------------------------------------------------------------------------

Net Income                                   34,068           34,232           34,587

Preferred stock dividends                    (1,412)          (1,412)          (1,195)
------------------------------------------------------------------------------------------

Net income applicable to common
  shareholders                              $32,656          $32,820          $33,392
==========================================================================================

Basic earnings per share                    $  1.32          $  1.35          $  1.37

Diluted earnings per share                  $  1.31          $  1.34          $  1.37

Weighted average common shares               24,775           24,389           24,353

       The accompanying notes are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

RFS HOTEL INVESTORS, INC.
For the years ended December 31, 1998, 1997 and 1996                                (in thousands, except share and per share data)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Unearned
                                                                                                   Officers'
                                                                                                      and
                                                                                          Undis-   Directors'
                                        Preferred Stock      Common Stock     Paid-In    tributed   Compen-     Treasury
                                        Shares  Dollars    Shares    Dollars  Capital     income     sation       stock    Total
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                            24,294,000   $243    $336,857   $  3,111   $(1,398)              $338,813
Issuance of preferred stock
  net of expenses of $357              973,684   $10                            18,133                                      18,143
Issuance of restricted common
  stock to officers and directors                            90,000      1       1,558               (1,559)                     0
Distributions on common shares,
  ($1.39 per share)                                                                       (33,854)                         (33,854)
Distributions on preferred shares
  ($0.86 per share)                                                                          (839)                            (839)
Amortization of unearned
  compensation                                                                                          632                    632
Net income                                                                                 34,587                           34,587
------------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1996          973,684   $10     24,384,000   $244   $356,548   $  3,005    $(2,325)              $357,482
Issuance of common stock                                      5,000                 72                                          72
Contribution of capital                                                             90                                          90
Distributions on common shares
  ($1.455 per share)                                                                      (35,488)                         (35,488)
Distributions on preferred shares,
  ($1.45 per share)                                                                        (1,412)                          (1,412)
Allocation to minority interest                                                  6,356                                       6,356
Amortization of unearned
  compensation                                                                                          738                    738
Net income                                                                                 34,232                           34,232
------------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1997          973,684   $10     24,389,000   $244    $363,066    $   337   $(1,587)              $362,070
Issuance of common stock net of
  offering costs of $75                                     642,946      6      11,034                                      11,040
Retirement of common stock                                  (45,000)              (793)                 793                      0
Purchase of treasury shares                                                                                    $(2,012)     (2,012)
Issuance of restricted common
  stock to officers, directors
  and employees                                             129,000      1       1,652               (1,653)
Distributions on common shares
  ($1.51 per share)                                                                       (37,431)                         (37,431)
Distributions on preferred shares
  ($1.45 per share)                                                                        (1,412)                         (1,412)
Distribution on partnership interest                                                          (30)                            (30)
Amortization of unearned
  compensation                                                                                          644                   644
Net income                                                                                 34,068                          34,068
------------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1998          973,684   $10     25,115,946   $251    $374,959    $(4,468)  $(1,803)   $(2,012)  $366,937
====================================================================================================================================

       The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

RFS HOTEL INVESTORS, INC.                                     (in thousands, except share and per share data)
For the years ended December 31,                                           1998         1997         1996
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                             $  34,068    $  34,232    $  34,587
  Adjustments to reconcile net income to net cash
    provided by operating activities
    Depreciation and amortization                                           22,616       19,460       12,077
    Income allocated to minority interest                                    3,655        3,615          500
    Loss on sale and write-down of hotel properties                          1,441        1,164          912
    Attempted merger expenses                                                1,664
    Changes in assets and liabilities:
       Accounts receivable-Lessees                                            (769)      (2,700)      (1,414)
       Prepaids and other assets                                            (6,053)      (3,063)        (828)
       Accounts payable and other liabilities                               (1,530)       5,882          614
---------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                          55,092       58,590       46,448
---------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in Hotel properties and hotels
    under development                                                      (78,839)    (153,564)     (73,356)
  Proceeds from sale of hotel properties                                    19,627       15,566        3,891
  Escrow deposits and prepayments under
    purchase agreements                                                     (1,425)        (205)      (5,053)
  Cash paid into reserves                                                   (5,295)      (2,514)
  Cash paid for franchise agreements                                                        (34)
---------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                                  (65,932)    (140,751)     (74,518)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net proceeds from sale of common stock                                    11,040          162
  Net proceeds from sale of preferred stock                                                           18,143
  Purchase of treasury stock                                                (2,012)
  Proceeds from issuance of bonds                                                                     75,000
  Proceeds from issuance of debt                                            95,800
  Distributions to common and preferred shareholders                       (38,873)     (36,900)     (34,693)
  Distributions to limited partners                                         (3,879)      (3,738)        (458)
  Draws on the Line of Credit                                               52,502      183,843       92,750
  Payments on the Line of Credit                                           (94,038)    (110,000)     (64,600)
  Payments on debt and bonds                                                (9,543)      (3,523)        (272)
  Redemption of shares/units                                                   (37)
  Collection on notes receivable                                                65
  Loan fees paid                                                            (2,302)      (1,487)      (2,545)
---------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                8,723       28,357       83,325
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        (2,117)     (53,804)      55,255
Cash and cash equivalents at beginning of year                               4,131       57,935        2,680
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $   2,014    $   4,131    $  57,935
===============================================================================================================

Supplemental disclosures of cash flow information:
  Cash paid for interest                                                 $  16,474    $  11,811    $   3,820


Supplemental disclosures of non-cash investing and financing activities:
In 1998, the Company through a partnership assumed $19,169 of debt in connection with the purchase of a hotel.
In  1998, the Company applied deposits of $120 towards the purchase of land.
In 1998, due to the resignation of an officer, the Company cancelled 45,000 shares of restricted common stock which had not vested.
In 1998, the Partnership sold two hotels for which the purchasers paid $1,440 in cash and signed a note to the company for $2,700.
In 1997, the Company recorded a $6,356 allocation to paid-in capital from minority interest.
In 1997, the Partnership issued 2,244,934 limited partnership units valued at $38,200 in connection with the purchase of four hotels.
In 1997, the Partnership applied deposits of $6,064 towards the purchase of hotels.
In 1997, RLGP assumed industrial development bonds of $5,525 in connection with the purchase of a hotel.
In 1996, the Company issued 90,000 shares of restricted Common Stock which at dates of issuance, were valued from $15-5/8 to $17-5/8 per share.
In 1996, the Partnership applied deposits of $1,190 toward the purchase of acquired hotels and land.


  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RFS HOTEL INVESTORS, INC.

NOTE 1. ORGANIZATION

RFS Hotel Investors, Inc. (the "Company") was incorporated in Tennessee on June 1, 1993 and is a self-administered real estate investment trust ("REIT"). The Company contributed substantially all of the net proceeds of its public offerings to RFS Partnership, L.P. (the "Partnership") in exchange for the sole general partnership interest in the Partnership. The Partnership began operations in August 1993. At December 31, 1998 and 1997, the Company owned approximately 90.4% and 90.5% of the Partnership, respectively. RFS Managers, Inc. ("Managers") a wholly-owned subsidiary of the Company, was formed effective January 1, 1995 to provide management services to the Company. During 1996, RFS Financing Partnership, L.P., ("FPLP"), a bankruptcy remote, single purpose limited partnership, was formed to issue commercial mortgage bonds (the "Bonds"). The Company owns 100% of FPLP. During 1997, Ridge Lake General Partners, Inc. ("RLGP") was formed to purchase a hotel. The Company owns approximately 95% of RLGP. In June 1998, the Company purchased a 75% interest in Wharf Associates Partnership ("Wharf"). In December 1998, RFS SPE 1 1998, LLC, ("SPE 1"), and RFS SPE 2 1998, LLC, ("SPE 2"), bankruptcy remote, single-purpose limited liability companies, were formed to effect a debt financing of ten hotel properties. The Company owns 100% of SPE 1 and SPE 2.

The Company, through its subsidiary partnerships, acquires or develops and owns hotel properties.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

INVESTMENT IN HOTEL PROPERTIES. Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets at 40 years for buildings and improvements and 5 to 7 years for furniture and equipment. Upon disposition, both the asset and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to the income statement. Major renewals, betterments and improvements are capitalized. At each reporting period, the Company reviews the carrying value of each hotel property, for which management has not committed to a plan of disposition, to determine if facts and circumstances exist which would suggest that the investment in the hotel property may be impaired or that the depreciation period should be modified. For hotel properties for which management has committed to a plan of disposition, the Company adjusts the carrying value to the lower of carrying value or fair value less costs of disposition. The Company does not believe that there are any current facts or circumstances indicating any material impairment of any hotel property at December 31, 1998.

CASH AND CASH EQUIVALENTS. All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company invests portions of its excess cash in money market funds.

RESTRICTED CASH. Restricted cash includes amounts the Company must make available for the replacement and refurbishment of furniture and equipment and amounts held in escrow by certain lenders for the payment of insurance, real estate taxes, and certain capital expenditures.

DEFERRED EXPENSES. Deferred expenses are recorded at cost and consist of initial fees paid to franchisors, annual loan fees and costs incurred in long-term financings. Amortization of franchise fees is computed using the straight-line method over the lives of the franchise agreements which range from 10 to 15 years. Amortization of annual loan fees is computed using the straight-line method over 12 months. Amortization of the costs incurred in long-term financings is computed using the interest method over the stated maturity of the long-term financings. Accumulated amortization of the deferred expenses is $3.2 million and $2.2 million at December 31, 1998 and 1997 respectively.

REVENUE RECOGNITION. The Partnership leases hotels to third parties, (collectively, the "Lessees"), pursuant to lease agreements ("Percentage Leases") which provide for rent equal to the greater of (i) fixed base rent, or
(ii) rent payments based on percentages of revenues at the hotels. Base rent is payable monthly. Percentage rent is payable quarterly. Lease revenue is recognized as earned from the Lessee under the Percentage Leases from the date of acquisition.

MINORITY INTEREST. Minority interest consists of minority interest in the Partnership and minority interest in Wharf. Minority interest represents the limited partners' proportionate share of the equity in the Partnership and the other partner's interest in Wharf. Income is allocated to minority interest based on the weighted percentage ownership throughout the year.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TREASURY STOCK. In 1998 the Board of Directors of the Company authorized the repurchase of 110,000 shares of the Company's stock. Shares repurchased under this authorization were used to offset the dilution caused by the exercise of options under the Company's Amended and Restated 1993 Restricted Stock and Stock Option Plan. The Company's repurchases of shares of common stock are recorded as "Treasury Stock" at cost and result in a reduction of shareholders' equity.

BASIC EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE. Basic earnings per share is computed by dividing net income less preferred dividends by the weighted average number of shares of common stock outstanding for the reporting period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the reporting period. Dilutive options are considered common stock equivalents.

INCOME TAXES. The Company has qualified as a Real Estate Investment Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the estimated useful lives used to compute depreciation and in the recognition of unearned compensation to officers and directors. Distributions made in 1998, 1997, and 1996 were considered 100% ordinary income for federal income tax purposes.

DISTRIBUTIONS. The Company intends to pay regular quarterly distributions which are dependent upon receipt of distributions from the Partnership in order to maintain its REIT status under the Internal Revenue Code.

CONCENTRATIONS OF CREDIT RISK. The Company places cash deposits at financial institutions. At December 31, 1998, bank account balances exceeded federal depository insurance limits by $2.4 million.

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

RECLASSIFICATIONS. Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 method of presentation.

NOTE 3. INVESTMENTS IN HOTEL PROPERTIES

The investment in hotel properties consists of the following at December 31, 1998, and 1997, respectively (in thousands):

                                                            1998            1997
----------------------------------------------------------------------------------
         Land                                             $ 73,050        $ 69,087
         Building and improvements                         516,238         478,142
         Furniture and equipment                            65,291          52,614
         Capital improvements program expenditures          28,169          14,202
----------------------------------------------------------------------------------
                                                           682,748         614,045
         Less accumulated depreciation                      58,018          40,219
----------------------------------------------------------------------------------
                                                          $624,730        $573,826
==================================================================================

Capitalized interest during 1998, 1997, and 1996 was $1.4 million, $1 million, and $.5 million, respectively. At December 31, 1998, the Company owned 60 hotel properties in 24 states. Fifty-eight of the hotels are affiliated with national franchises. Ten of the hotels with a net book value of $226.3 million at December 31, 1998 are located in California.

NOTE 4. LINE OF CREDIT

The Company has a bank line of credit (the "Line of Credit"), for $100 million and $190 million at December 31, 1998 and 1997, respectively. Borrowings under the Line of Credit bear interest at a variable rate based on LIBOR. The interest rate was approximately 7.2% at December 31, 1998. The Line of Credit is collateralized by first

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

priority mortgages on 16 hotels and agreements restricting the transfer, pledge or other hypothecation of 5 hotels (collectively, the "Collateral Pool") with a net book value of $180 million at December 31, 1998. The Line of Credit contains various covenants including the maintenance of a minimum net worth, minimum debt coverage and interest coverage ratios, total indebtedness and total liabilities limitations and borrowing base to value limitations. The Company was in compliance with these covenants at December 31, 1998. The Company had borrowed $82.3 million and $123.8 million on the Line of Credit at December 31, 1998 and 1997, respectively. The Line of Credit is due July 30, 2000.

NOTE 5. LONG-TERM OBLIGATIONS

In November 1996, the FPLP issued $75 million of commercial mortgage bonds, series 1996-1 as follows:

                                 Initial             Interest
         Class              Principal Amount           Rate          Stated Maturity
         -----------------------------------------------------------------------------
         Class A               $50 Million             6.83%          August 20, 2008
         Class B               $25 Million             7.30%         November 21, 2011

Principal payments on the Class A Bonds are based on a 141-month amortization schedule beginning in December 1996; principal payments on the Class B Bonds are payable based on a 39-month amortization schedule beginning in September 2008. Total monthly principal and interest payments approximate $.7 million for the Class A Bonds. The Bonds are collateralized by first priority mortgage liens on 15 hotel properties with an aggregate net book value of $144.6 million at December 31, 1998. The Bonds cannot be prepaid prior to November 2001, and thereafter, only upon payment of a yield maintenance premium. The outstanding balance on the Bonds was $68.8 and $71.9 million at December 31, 1998 and 1997, respectively.

In December 1998, SPE 1 and SPE 2 completed a $95.8 million long-term financing of 10 of the Hotels, which was the amount outstanding at December 31, 1998. Principal and interest payments, based on a 25-year amortization, of $.7 million and escrow payments of $.4 million are due monthly through December 2008 at which time all outstanding principal and interest is due. The debt bears interest at 7.8%. Ten of the Hotels with a net book value of $132.2 million are collateral for the debt.

In connection with the purchase of a hotel in Fishkill, NY, the Partnership assumed industrial development bonds, ("IDB's"), issued in 1988 and which are due December 1, 2002. The IDB's bear interest at a variable rate which, as of December 31, 1998, was approximately 3.5% per year. Interest is payable quarterly; principal is payable in installments of $.6 million every three (3) years with the next installment due in 2000. The outstanding balance on the IDB's was $1.8 million at December 31, 1998 and 1997. The Fishkill hotel is collateral for the IDB's and has a net book value of $12.7 million at December 31, 1998.

In connection with the purchase of a hotel in Birmingham, AL, RLGP assumed industrial development bonds ("Birmingham IDB's"), which are due in 2001. The Birmingham IDB's bear interest at a variable rate which, at December 31, 1998, was approximately 4.1% per year. Interest is payable quarterly; principal is payable annually. The outstanding balance on the Birmingham IDB's was $5 million and $5.5 million at December 31, 1998 and 1997, respectively. The Birmingham hotel is collateral for the Birmingham IDB's and has a net book value of $20 million at December 31, 1998.

Wharf has non-recourse debt of $19.1 million at December 31, 1998. This debt bears interest at 8.22%. Principal and interest payments, based on a 25-year amortization, of $152,000 and escrow payments of $50,000 are due monthly through November of 2007 at which time all outstanding principal and interest is due. The Ramada Plaza is collateral for this debt and has a net book value of $34 million at December 31, 1998.

Aggregate annual principal payments for the next five years at December 31, 1998 for the long-term obligations are as follows (in thousands):

                          Year               Amount
                          ----               ------
                          1999               $5,196
                          2000                8,964
                          2001                6,574
                          2002                7,077
                          2003                6,296

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS

The Company has entered into a master agreement with one of the Lessees. The master agreement requires the Lessee to maintain a certain net worth, as defined, grants a right to lease hotel properties acquired or developed by the Partnership or the Company through February 2006 subject to certain exceptions, and restricts, for a period of time, changes in control of the Lessee, among other items.

Pursuant to the Company's lease agreements, the Company may terminate the Lease Agreement with respect to a hotel property upon the sale of a hotel property in exchange for a termination payment to the Lessee. During 1998, the Company terminated six such leases and incurred fees of $2.7 million which is included in loss on sale of hotel properties and of which $1.8 million is included in accrued expenses as of December 31, 1998.

The Company must rely on the Lessees to generate sufficient cash flow from the operation of the hotel properties to enable the Lessees to meet rent obligations under the Percentage Leases. The rent obligations under the Percentage Leases are unsecured and are not guaranteed. At December 31, 1998, the Lessees are in compliance with the provisions of the master agreement and the Percentage Leases.

Both the base rent and the percentage rent threshold room revenue in each lease computation are subject to adjustments for changes in the Consumer Price Index ("CPI"). The adjustment is calculated at the beginning of each calendar year following the year of acquisition. Effective January 1, 1998 and 1997, adjustments to the leases were computed using the average CPI increase for 1997 and 1996 of 2.3% and 2.95%, respectively.

In 1998, 1997, and 1996, the Company earned base rents of $38.8 million, $37.5 million and $25.9 million, respectively, and percentage rents in excess of the base rents, of $54 million, $45 million and $35.7 million, respectively. Under the Percentage Leases, the Partnership is obligated to pay the costs of real estate taxes, property insurance, maintenance of underground utilities and structural elements of the hotel properties, and for the periodic replacement or refurbishment of furniture, fixtures and equipment required for the retention of the franchise licenses with respect to the hotel properties. The Company has future lease commitments under the various Percentage Leases from the Lessees for various terms extending through May 2012. Minimum future rental income under these Percentage Leases for the next five (5) years is $39.4 million per year. Aggregate future minimum rental income under these Percentage Leases is $415.6 million at December 31, 1998.

The Company leases office space. Annual lease payments total $132,000 through December 2006.

The Partnership is developing the following hotels:

                                                              Number of         Estimated           Estimated
         Location                   Franchise               Rooms/Suites    Development Costs    Opening Quarter
         -------------------------------------------------------------------------------------------------------
         Miami Lakes, FL            TownePlace Suites           95                $6.5                 2Q99
         Tampa, FL                  TownePlace Suites           95                $6.3                 3Q99
         Miami Airport-West, FL     TownePlace Suites           95                $6.5                 3Q99
         Crystal Lake, IL           Courtyard by Marriott       90                $7.5                 1Q00
           (Chicago)

The Partnership is constructing a 40 room addition to the Beverly Heritage Hotel in Milpitas, CA. Construction costs are estimated at $3.8 million. Completion of the addition is expected in the fourth quarter of 1999.

At December 31, 1998, the Company intends to spend, in 1999, a remaining $2.7 million to complete the 1998 capital improvement programs with respect to the Hotels.

NOTE 7. CAPITAL STOCK

The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. The Company has issued to one of the Lessees 973,684 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock has a preference value of $19.00 per share (the "Stated Value"), a par value of $0.01, and is senior to the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's common stock as to dividends and upon liquidation of the Company. The shares of Series A Preferred Stock are entitled to a $1.45 cumulative annual dividend per share. Each share of Series A Preferred Stock has one vote and is convertible into one share of common stock after February 2002. The shares of Series A Preferred Stock have mandatory redemption rights upon the occurrence of certain events which are under the Company's control. The Company can redeem the Series A Preferred Stock after the seventh anniversary of issuance at the Stated Value, together with all accrued and unpaid dividends.

Pursuant to the Partnership Agreement, holders of units of limited partnership interests in the Partnership have certain rights ("Redemption Rights") which enable them to cause the Partnership to redeem their units of limited partnership interest in the Partnership for cash, or, at the Company's option, for shares of Common Stock on a one-for-one basis. At December 31, 1998, an aggregate of 2,567,609 units are outstanding and subject to issuance upon exercise of Redemption Rights. The units of limited partnership interests were valued at the fair market value of Common Stock on the date of issuance of the units. The number of shares issuable upon exercise of the Redemption Rights will be adjusted upon the occurrence of stocks splits, mergers, consolidations or similar prorata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners.

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CASH, CASH EQUIVALENTS AND RESTRICTED CASH. The carrying amount approximates fair value because of the short maturity of those instruments.

BORROWINGS ON LINE OF CREDIT. The carrying amount approximates fair value due to the Company's ability to obtain such borrowings at comparable interest rates.

LONG-TERM OBLIGATIONS. The fair value of the Company's Bonds and other debt is based on the current rates offered to the Company for debt of the same remaining maturities.

The estimated fair value of the Company's financial instruments at December 31, 1998 are as follows (in thousands):

                                                            Carrying           Fair
                                                             Amount           Value
                                                             ------           -----
         Cash, cash equivalents, and restricted cash        $  9,823        $  9,823
         Borrowings on Line of Credit                         82,307          82,307
         Long-term obligations                               190,492         193,492

NOTE 9. STOCK-BASED COMPENSATION PLANS

The Company's Amended and Restated 1993 Restricted Stock and Stock Option Plan (the "Plan") provides for the grant of stock options to purchase a specified number of shares of Common Stock ("Options") or grants of Restricted Shares of Common Stock ("Restricted Stock"). The Plan is administered as two separate plans, with 1,600,000 shares of Common Stock, of which 250,000 shares may be Restricted Stock, being available for awards to the officers and key employees of the Company and its subsidiaries and affiliates and 400,000 shares, of which 50,000 shares may be Restricted Stock, being available for awards to Directors of the Company who are not officers or employees. The Company may grant incentive stock options ("ISO's"), non-qualified stock options or both to purchase the Company's Common Stock. Under the Plan, the exercise price of an ISO may not be less than 100% of the fair market value of the common shares at the date of grant, and must be at least 110% of the fair market value at the date of grant if the grantee possesses more than 10% of the voting power of the outstanding stock. Options issued under the plan have a maximum term of ten years from the date of grant. The exercise price of the options shall be determined on the date of each grant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the option activity under the Plan:

                                                              1998                      1997                   1996
                                                    -------------------------------------------------------------------------
                                                                   Weighted                 Weighted                 Weighted
                                                                   Average                  Average                  Average
                                                                   Exercise                 Exercise                 Exercise
                                                     Options        Price        Options      Price     Options       Price
                                                     -------        -----        -------      -----     -------       -----
         Outstanding at beginning of year           1,187,700      $15.92        775,000     $15.90     525,000      $15.48

         Granted                                      210,000       11.88        417,700      15.95     250,000       16.76

         Exercised                                    (95,000)      17.00         (5,000)     14.50

         Terminated                                  (211,900)      16.18

         Lapsed

         Outstanding at end of year                 1,090,800      $14.99      1,187,700     $15.92     775,000      $15.90

         Exercisable at end of year                   520,000      $15.50        395,000     $15.48     240,000      $15.21

         Price range of shares under option         $11.875 to                 $13.50 to                $13.50 to
                                                    $16.875                    $18.8125                 $17.00

The weighted average remaining contractual life of options outstanding as of December 31, 1998, is 6.3 years.

Also, under the Plan, the Company granted 129,000, 90,000 and 125,000 shares of Restricted Stock in 1998, 1996 and 1994, respectively subject to vesting. At December 31, 1998, 116,000 shares were vested. The weighted average fair value per share of the Restricted Stock granted in 1998 and 1996 was $11.875 and $16.8125, respectively.

The Company has also granted 20,000 shares of Restricted Stock at prices ranging from $10.00 to $14.50 per share subject to vesting. These grants were not granted under the Plan. At December 31, 1998, 19,000 shares were vested.

Options and Restricted Stock shares vest at 20% to 33 1/3% per year. Prior to vesting, holders of the Restricted Stock are entitled to vote and receive distributions with respect to unvested shares.

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

The fair value of each option granted during 1998, 1997 and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend of $1.54, (2) expected volatility of .27 for 1998, .24 for 1997 and 1996, (3) a risk-free interest rate of 4.59% for 1998, 6.24% for 1997, and 6.94% for 1996, and (4) expected life of 6 years for 1998 and 1997 and 10 years for 1996.

Had compensation cost for the Company's 1998, 1997 and 1996 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's pro forma net income, and net income per common share for 1998, 1997 and 1996 would have decreased less than 1%.

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The unaudited pro forma condensed statements of operations of the Company are presented as if the acquisition of the 60 hotel properties which are owned at December 31, 1998 and the equity offering in 1998 had occurred on January 1, 1997 and all of the hotels had been leased to the Lessees pursuant to the Percentage Leases throughout the periods presented except for developed hotels whose actual lease revenue is included from the date of opening. These unaudited pro forma condensed statements of operations are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of January 1, 1997, nor does it purport to forecast the results of operations for future periods.

                                                                         1998             1997
------------------------------------------------------------------------------------------------
Operating Data:                                                              (in thousands)
       Total revenue                                                    $96,078          $87,420
       Real estate taxes and property and casualty and insurance          9,888            8,780
       Depreciation and amortization                                     23,964           23,964
       Compensation                                                       2,081            2,394
       Franchise taxes                                                      180              300
       General and administrative                                         2,141            1,985
       Attempted merger expenses                                          1,664
       Loss on sale of hotel properties                                   4,149            1,164
       Interest expense                                                  17,741           15,941
------------------------------------------------------------------------------------------------
       Income before minority interest                                   34,270           32,892
       Minority Interest                                                 (3,472)          (3,146)
------------------------------------------------------------------------------------------------
       Net income                                                       $30,798          $29,746
================================================================================================
       Basic earnings per share                                         $  1.18          $  1.13
       Weighted average common shares                                    25,006           25,006

NOTE 11. EARNINGS PER SHARE

Calculations of basic and diluted earnings per share are as follows:

                                                               1998             1997             1996
--------------------------------------------------------------------------------------------------------
Basic EPS:
Net income                                                   $34,068          $34,232          $34,587
Less dividends declared on preferred stock                    (1,412)          (1,412)          (1,195)
--------------------------------------------------------------------------------------------------------
                                                             $32,656          $32,820          $33,392
========================================================================================================

Weighted average common shares outstanding                    24,775           24,389           24,353

                                                             $  1.32          $  1.35          $  1.37
Diluted EPS:
Net Income                                                   $34,068          $34,232          $34,587
Less dividends declared on preferred stock                    (1,412)          (1,412)          (1,195)
--------------------------------------------------------------------------------------------------------
                                                             $32,656          $32,820          $33,392
========================================================================================================

Weighted average common shares outstanding                    24,775           24,389           24,353
Preferred shares outstanding
Potential dilutive common shares                                  89              147               34
--------------------------------------------------------------------------------------------------------
Weighted average common shares and potential dilutive
     common shares outstanding                                24,864           24,536           24,387
========================================================================================================

                                                             $  1.31          $  1.34          $  1.37

The preferred shares are anti-dilutive and thus are not considered in the calculation of diluted earnings per share.

NOTE 12. SUBSEQUENT EVENTS

On January 27, 1999, the Partnership declared a cash distribution of $0.385 per partnership unit and the Company declared a $0.385 cash distribution on each share of Common Stock outstanding on February 8, 1999 and a $.3625 cash dividend on each share of Series A Preferred Stock outstanding. The distributions were paid on February 16, 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly in all material respects, the consolidated financial position of RFS Hotel Investors, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                                      PricewaterhouseCoopers LLP


                                                                     Memphis, TN
                                 January 27, 1999 except for note 12 as to which
                                                   the date is February 16, 1999

                         QUARTERLY RESULTS OF OPERATIONS
                                   (unaudited)

RFS HOTEL INVESTORS, INC.                                                     (in thousands, except share data)
                                      FIRST           SECOND            THIRD           FOURTH
                                     QUARTER          QUARTER          QUARTER          QUARTER           TOTAL
----------------------------------------------------------------------------------------------------------------
1998:
     Operating Data:
     Total revenue                   $22,109          $25,753          $27,336          $21,729          $96,927
     Income before
       minority interest               9,761           12,671           10,523            4,768           37,723
     Net income                        8,825           11,492            9,452            4,299           34,068
     Diluted earnings per share         0.35             0.44             0.37             0.16             1.31
     Other Data:
     FFO per share (1)                  0.51             0.64             0.67             0.49             2.31
     Dividends paid                    0.375            0.375            0.375            0.385             1.51

1997:
     Operating Data:
     Total revenue                   $17,907          $21,747          $23,862          $19,553          $83,069
     Income before
       minority interest               8,529           11,369           11,782            6,167           37,847
     Net income                        7,694           10,308           10,667            5,563           34,232
     Diluted earnings per share          0.3             0.41             0.42             0.21             1.34
     Other Data:
     FFO per share (1)                  0.45             0.57             0.60             0.44             2.05
     Dividends paid                     0.36             0.36             0.36            0.375            1.455

1996:
     Operating Data:
     Total revenue                   $13,337          $16,174          $18,342          $14,133          $61,986
     Income before
       minority interest               7,344            9,987           11,553            6,203           35,087
     Net income                        7,236            9,850           11,392            6,109           34,587
     Diluted earnings per share         0.29             0.39             0.45             0.24             1.37
     Other Data:
     FFO per share (1)                   0.4              0.5             0.57             0.38             1.85
     Dividends paid                     0.33             0.34             0.36             0.36             1.39

(1) The National Association of Real Estate Investment Trusts has adopted a definition of funds from operations ("FFO"). Under the definition, which may not be comparable to similar entitled items reported by other real estate investment trusts as all entities may not define FFO as the same, FFO represents net income before minority interest excluding gains (or losses) from debt restructuring and sales of properties, plus depreciation of real property and after adjustments for unconsolidated partnerships and joint ventures. The computation of FFO is consistent with the NAREIT White Paper definition of FFO except that the non-recurring write-off of attempted merger expenses has been added back to calculate FFO.

                            SELECTED FINANCIAL DATA
                                  (unaudited)

                                                                                    (in thousands, except per share amounts)
For the years ended December 31,
Operating Data:
Total revenue                                     $ 96,927        $  83,069       $ 61,986        $ 48,307        $  23,354
Income before minority interest,
   interest, depreciation and
   amortization                                     76,943           68,869         50,368          41,101           18,632
Income before minority interest or
   extraordinary gain                               37,723           37,847         35,087          31,085           14,351
Net income                                          34,068           34,232         34,587          30,646           14,156
Diluted earnings per share                            1.31             1.34           1.37            1.26             0.94
Balance Sheet Data:
Total assets                                       683,991          617,128        499,129         376,926          346,870
Total debt                                         272,799          208,909        133,064          30,186            2,420
Shareholders' equity                               366,937          362,070        357,482         338,813          335,893
Other Data:
FFO per share (1)                                     2.31             2.05           1.85            1.61             1.18
Dividend paid per share                               1.51            1.455           1.39            1.18             0.97
Cash provided by operating activities               55,092           58,590         46,448          38,896           17,321
Cash used by investing activities                  (65,932)        (140,751)       (74,518)        (74,028)        (235,296)
Cash provided (used) by financing activities         8,723           28,357         83,325          (7,838)         242,296

(1) The National Association of Real Estate Investment Trusts has adopted a definition of funds from operations ("FFO"). Under the definition, which may not be comparable to similar entitled items reported by other real estate investment trusts as all entities may not define FFO as the same, FFO represents net income before minority interest excluding gains (or losses) from debt restructuring and sales of properties, plus depreciation of real property and after adjustments for unconsolidated partnerships and joint ventures. The computation of FFO is consistent with the NAREIT White Paper definition of FFO except that the non-recurring write-off of attempted merger expenses has been added back to calculate FFO.